Registration Statement No. 333-195903

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1/A
(Amendment No. 1)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TELUPAY INTERNATIONAL INC.
(Exact name of registrant as specified in its charter)

NEVADA	**7310**	**98-466350**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

First Island House, Peter Street
St. Helier, Jersey, Channel Islands, JE4 8SG
Telephone: +44 (0) 1534 789999

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Adrian Ansell
President, Chief Executive Officer and a director
St. Helier, Jersey, Channel Islands, JE4 8SG
Telephone: +44 (0) 1534 789999

(Name, address, including zip code, and telephone number, including area code, of agent for service)

From time to time after this Registration Statement is declared effective.

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b 2 of the Exchange Act. (Check one):

[ ] Large accelerated filer	[ ] Accelerated filer
[ ] Non accelerated filer (Do not check if a smaller reporting company)	[X] Smaller reporting company

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, par value $0.001 per share	33,000,000	$0.45	$14,850,000	$1,912.68

(1) Includes shares of our common stock, par value $0.001 per share, currently owned by the selling stockholders (each a "Selling Stockholder"), all of which may be offered pursuant to this registration statement. In the event of a stock split, stock dividend or similar transaction involving the common shares of the registrant, in order to prevent dilution, the number of shares of common stock registered shall be automatically increased to cover additional shares in accordance with Rule 416(a) under the United States Securities Act of 1933, as amended (the "Securities Act").

(2) Estimated in accordance with Rule 457(c) of the Securities Act solely for the purpose of computing the amount of the registration fee, based on the average of the bid and asked price of our common stock of $0.45 per share as quoted on the OTCQB on May 6, 2014.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED ~~MAY 9,~~JUNE 13, 2014

PROSPECTUS

TELUPAY INTERNATIONAL INC.

a Nevada corporation

33,000,000 Shares of Common Stock

This prospectus relates to the resale of up to 33,000,000 shares of our common stock that may be sold, from time to time, by the selling stockholders (each, a "Selling Stockholder") named in this prospectus for their own account, consisting of 33,000,000 shares of our common stock previously issued by us to the Selling Stockholders.

Our common stock is listed for trading on the OTCQB under the symbol "TLPY". On ~~May 6,~~June 9, 2014, the low bid price of our common stock was $~~0.45~~0.40 per share, the high ask price of our common stock was $~~0.45~~0.40 per share, and the closing price was $~~0.45~~0.40 per share. We do not have any securities that are currently traded on any other exchange or quotation system.

It is anticipated that the Selling Stockholders will offer to sell the shares of common stock being offered in this prospectus at prevailing market prices of our common stock on the OTCQB. Any Selling Stockholder may, in such Selling Stockholder's discretion, elect to sell such shares of common stock at fixed prices, at varying prices or at negotiated prices. We will not receive any proceeds from the resale of shares of our common stock by the Selling Stockholders.

We agreed to bear substantially all of the expenses in connection with the registration and resale of the shares offered hereby (other than selling commissions).

The purchase of the securities offered by this prospectus involves a high degree of risk. You should invest in our shares of common stock only if you can afford to lose your entire investment. You should carefully read and consider the section of this prospectus entitled "Risk Factors" beginning on page 11 before buying any shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offence.

The following table of contents has been designed to help you find important information contained in this prospectus. We encourage you to read the entire prospectus.

TABLE OF CONTENTS

_____

In this prospectus, unless otherwise specified: (i) references to "the Company", "our Company", "we", "us" or "our" mean Telupay International Inc. (formerly known as "I-Level Media Group Incorporated") and its wholly-owned subsidiary, Telupay PLC, unless the context otherwise requires. All financial information is stated in United States dollars unless otherwise specified. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the "Risk Factors" section, the financial statements and the notes to the financial statements.

The Company

General

Prior to our acquisition of Telupay PLC ("Telupay") as described herein, we were a development stage company focused on obtaining sufficient financing to be able to recommence operations in the social networking, digital media and mobile communications sectors. We acquired Telupay as a wholly owned subsidiary on September 24, 2013. As a consequence of our Company's acquisition of Telupay, our business is now focused on mobile banking and payment processing.

Our principal offices are located at First Island House, Peter Street, St. Helier, Jersey, Channel Islands. Our telephone number is +44 (0) 1534 789999.

Plan of Operations

Our vision is to be the mobile banking and payment solution provider of choice worldwide, delivering low-cost mobile banking and payment solution for the mass market and we aim to become a leader in mobile banking worldwide.

Banks around the world have progressively expanded banking services from branch networks to self-service channels (such as ATMs) to Internet and telephone banking. Our view is that mobile banking is a logical continuation of this trend, leveraging automation to reduce costs and improve customer convenience.

Our strategy for growth rests on three key areas:

- Sign up leading banks, mobile operators, ATM operators and private branded networks to the Telupay platform;

- Attract appropriate partners to deliver sustainable, local ecosystems (located branded and co-branded agent networks); and

- Develop a compelling and customer-centric product portfolio ahead of the market.

Moving forward, we plan to continue to expand our range of services in the Philippines and internationally with a revenue model based around a variety of payment and pricing structures, ranging from a licensing model, to revenue sharing, to revenue-per-customer and revenue-per-service usage.

The Offering

The Issuer:	Telupay International Inc.
The Selling Stockholders:	The Selling Stockholders are comprised of certain of our existing stockholders who acquired our shares as described below. The Selling Stockholders are named in this prospectus under "Selling Stockholders".
Shares Offered by the Selling Stockholders:	The Selling Stockholders are offering up to an aggregate of 33,000,000 shares of our common stock comprised of 33,000,000 shares of our common stock which were issued to them at a deemed issuance price of $0.0013 per share in a shares -for -debt private placement that closed on March 31, 2012.
Offering Price:	The Selling Stockholders may sell their shares offered under this prospectus at prevailing market prices, privately negotiated prices or otherwise as set forth under "Plan of Distribution" in this prospectus.
Terms of the Offering:	The Selling Stockholders will determine when and how they will sell the common stock offered in this prospectus. Refer to "Plan of Distribution".
Termination of the Offering:	The offering will conclude when all of the 33,000,000 shares of common stock have been sold, the shares no longer need to be registered to be sold or we decide to terminate the registration of shares.
Use of Proceeds:	We will not receive any proceeds from the sale of the common stock by the Selling Stockholders.
Market for our Common Stock:	Our common stock is listed for trading on the OTCQB under the symbol "TLPY". On ~~May 6,~~June 9, 2014, the low bid price of our common stock was $~~0.45~~0.40 per share, the high ask price of our common stock was $~~0.45~~0.40 per share, and the closing price was $~~0.45~~0.40 per share. We do not have any securities that are currently traded on any other exchange or quotation system.
Outstanding Shares of Common Stock:	There were ~~161,476,831~~161,476,726 shares of common stock outstanding as of ~~May 6,~~June 9, 2014.
Risk Factors:	See "Risk Factors" and the other information in this prospectus for a discussion of the factors you should consider before deciding to invest in our securities.

Summary of Financial Data

The following consolidated financial data has been derived from and should be read in conjunction with: (i) our unaudited condensed consolidated financial statements for the nine months ended December 31, 2013 and 2012, (ii) the audited consolidated financial statements of Telupay PLC as at March 31, 2013, and (iii) the unaudited pro-forma consolidated financial information as at March 31, 2013, together with the notes to each of these financial statements; and (iv) the section of this prospectus entitled "Management's Discussion and Analysis or Plan of Operations", included elsewhere herein.

Balance Sheet Data

Derived from our Unaudited Condensed Consolidated Financial Statements for the Nine Months Ended December 31, 2013

	As at December 31, 2013		As at March 31, 2013
Cash	$ 113,149	$	16,770
Working capital (deficit)	(1,899,609)		(1,476,397)
Total assets	359,583		273,800
Total liabilities	2,035,089		1,506,517
Total stockholders' deficit	(1,675,506)		(1,232,717)

Derived from the Audited Consolidated Financial Statements of Telupay PLC and its subsidiaries for the Year Ended March 31, 2013*

	As at March 31, 2013		As at March 31, 2012
Cash	$ 16,770	$	9,789
Working capital (deficit)	(1,476,397)		(1,141,671)
Total assets	273,800		335,436
Total liabilities	1,506,517		1,171,901
Total stockholders' deficit	(1,232,717)		(836,465)

* Effective September 24, 2013, we completed the acquisition of 100% of the issued and outstanding shares of Telupay PLC ("Telupay"), an early stage company focused on the development and initial commercialization of mobile banking and payment applications and systems, through a merger transaction. As a result of the acquisition, Telupay is now a wholly owned subsidiary of the Company. The information in the t able above is derived from the audited financial statements of Telupay. Audited balance sheet data of our Company on a consolidated basis (taking into account the acquisition of Telupay) will be available when we file our Annual Report on Form 10 K for our fiscal year ended March 31, 2014.

Statement of Operations Data

Derived from our Unaudited Condensed Consolidated Financial Statements for the Nine Months Ended December 31, 2013

		Nine Months Ended December 31, 2013		Nine Months Ended December 31, 2012
Revenues	$	62,906	$	43,801
Operating expenses				
Direct operating expense		56,135		2,439
Salaries and benefits		398,988		370,852
Share-based compensation – related parties		341,802		426,070
Travel		59,431		24,533
Professional fees		293,146		145,575
General and administrative expenses		100,966		130,114
Depreciation and amortization		51,563		61,487
Total operating expenses		1,302,031		1,161,070
Net Loss from operations		(1,239,125)		(1,117,269)
Other income (expense)				
Interest income		64		113
Interest expense, net		(14,552)		(7,372)
Interest expense – related party		(5,250)		(7,875)
Finance cost		(7,500)		(372)
Finance cost – related party		-		(72)
Other income (expense)		(22,059)		-
Foreign exchange gain (loss)		9,599		-
Net loss before provision for income tax		(1,278,823)		(1,132,847)
Provision for income taxes		-		(543)
Net loss	$	(1,278,823)	$	(1,133,390)

Derived from the Audited Financial Statements of Telupay PLC for the Year Ended March 31, 2013*

		Years ended March 31,		
		2013		2012
Revenues				
Service income	$	64,711	$	1,809
Operating expenses				
Direct operating expense		6,834		6,736
Salaries and benefits		423,915		322,045
Directors' compensation - related parties		417,000		747,342
Travel		24,916		60,629
Professional fees		377,432		145,106
General and administrative expenses		161,347		133,254
Depreciation and amortization		77,011		66,253
Total operating expenses		1,488,455		1,481,365
Net loss from operations		(1,423,744)		(1,479,556)
Other income (expense)				
Interest income		117		146
Interest expense		(6,884)		(13,299)
Interest expense – related party		(16,145)		(34,921)
Finance costs		(7,500)		-
Finance costs – related party		(3,750)		(276,701)
Net foreign exchange gain (loss)		3.373		8,245
Total other income (expense)		(30,789)		(316,530)
Net loss before provision for income taxes		(1,454,533)		(1,796,086)
Provision for income taxes		543		-
Net loss	$	(1,455,076)	$	(1,796,086)

*   As indicated above, effective September 24, 2013, we completed the acquisition of 100% of the issued and outstanding shares of Telupay. The information in the t able above is derived from the audited financial statements of Telupay. Audited statements of operations of our Company on a consolidated basis (taking into account the acquisition of Telupay) will be available when we file our Annual Report on Form 10 K for our fiscal year ended March 31, 2014.

Derived from the Unaudited Pro-Forma Financial Information for the Years Ended March 31, 2013 and 2012

The following unaudited pro forma financial information in the following two tables gives effect to the consummation of the acquisition of Telupay by i-Level Media Group Incorporated. This information should be read in conjunction with the interim financial statements of our Company and the audited financial statements of Telupay included herein.

For the Year Ended March 31, 2013

	Telupay	i-Level	Adjustments	Pro Forma
Revenues	$ 64,711	$ -	$ -	$ 64,711
Operating expenses				
Direct operating expense	6,834			6,834
Salaries and benefits	423,915	-	-	423,915
Directors' compensation - related parties	417,000	48,000	-	465,000
Travel	24,916	-	-	24,916
Professional fees	377,432	189,205	-	566,637
General and administrative expenses	161,347	11,471	-	172,818
Depreciation and amortization	77,011	-	-	77,011
Total operating expenses	1,488,455	248,676	-	1,737,131
Net loss from operations	(1,423,744)	(248,676)	-	(1,672,420)
Other income (expense)				
Interest expense, net	(22,912)	(39,880)	-	(62,792)
Finance costs	(11,250)	-		(11,250)
Foreign exchange gain	3,373	-	-	3,373
Total other income (expense)	(30,789)	(39,880)	-	(70,669)
Net loss before provision for income taxes	(1,454,533)	(288,556)	-	(1,743,089)
Provision for income taxes	(543)	-	-	(543)
Net loss	$(1,455,076)	$(288,556)	$ -	$(1,743,632)

For the year ended March 31, 2012

	Telupay	i-Level	Adjustments	Pro Forma
Revenues				
Service income	$ 1,809	$ -	$ -	$ 1,809
Operating expenses				
Direct operating expenses	6,736	-	-	6,736
Salaries and benefits	322,045	-	-	322,045
Directors' compensation	747,342	48,000	-	795,342
Travel	60,629	-	-	60,629
Professional fees	145,106	22,091	-	167,197
General and administrative expenses	133,254	6,124	-	139,378
Depreciation and amortization	66,253	-	-	66,253
Total operating expenses	1,481,365	76,215	-	1,557,580
Net loss from operations	(1,479,556)	(76,215)	-	(1,555,771)
Other income (expense)				
Forgiveness of debt	-	15,640	-	15,640
Interest expense, net	(48,074)	(39,771)	-	(87,845)
Finance costs	(276,701)	-	-	(276,701)
Foreign exchange gain (loss)	8,245	(4,688)	-	3,557
Total other income (expense)	(316,530)	(28,819)	-	(345,349)
Net loss	$(1,796,086)	$(105,034)	$ -	$(1,901,120)

RISK FACTORS

An investment in our common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this prospectus in evaluating our company and its business before purchasing shares of our common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. The risks described below may not be all of the risks facing our company. Additional risks not presently known to us or that we currently consider immaterial may also impair our business operations. You could lose all or part of your investment due to any of these risks.

Risks Related to Our Company

We have limited operating history and lack profitable operations.

Telupay was incorporated in Jersey, Channel Islands in 2010 and has had limited operations and revenues to date. Through its year ended March 31, 2013, Telupay had accumulated losses of $7,799,572 and a working capital deficit of $1,141,671. During the nine months ended December 31, 2013, we had revenues of $62,906, a net loss from operation of $1,239,125 and a working capital deficit of $1,899,609. There is no assurance that we will ever achieve significant revenues or profitability.

If we are unable to obtain financing to execute our plan of operations, then we will not have sufficient funds with which to carry out our plan of operations and our business will most likely fail.

We require additional capital to support our ongoing basic overhead and operations estimated to be approximately $1 million for the next twelve months. We require $3 million in additional capital to start executing our business initiatives in each of Peru, United Kingdom/Europe, the Philippines and Indonesia over the next twelve months. We anticipate that we will raise the required capital pursuant to a private equity financing in the near term, but there is no guarantee that we will be able to do so.

During 2014 we plan to seek further additional financing, but there is no guarantee that we will be able to do so. Should we be successful in raising sufficient financing, we can begin planning for other business initiatives such as: completing the execution of our business plan in each of Peru, United Kingdom/Europe, the Philippines and Indonesia and entering into a formal partnership in Colombia similar to Peru; accelerating our business initiatives in the United Kingdom and Europe; and fund marketing and incentive initiatives for the new generation of products throughout the European marketplace.

We presently do not have any arrangements for financing in place and there is no assurance that we will be able to arrange for financing. If we are not able to arrange for financing to cover these anticipated expenses, we will not be able to execute our plan of operations the result that our business may fail and investors may lose a substantial portion or all of their investment.

If our expenses are greater than anticipated, then we will have fewer funds with which to pursue our plan of operations and our financing requirements will be greater than anticipated.

We may find that the costs of carrying out our plan of operations are greater than we anticipate. Increased operating costs will cause the amount of financing that we require to increase. Investors may be more reluctant to provide additional financing if we cannot demonstrate that we can control our operating costs. There is no assurance that additional financing required as a result of our operating costs being greater than anticipated will be available to us. If we do not control our operating expenses, then we will have fewer funds with which to carry out our plan of operations with the result that our business may fail.

We may not be able to continue as a going concern if we do not obtain financing.

Our independent accountants' audit report states that there is substantial doubt about our ability to continue as a going concern. We have incurred only losses since our inception raising substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is highly dependent upon obtaining financing for our planned operations. There can be no assurance that we will be able to raise any funds, or we are able to raise funds, that such funds will be in the amounts required or on terms favorable to us.

We operate in a highly competitive industry and our failure to compete effectively may adversely affect our ability to generate revenue.

Our industry is highly competitive and subject to rapid change. Some of our current and potential competitors for business opportunities have greater technical, financial, marketing, sales and other resources than we do. Such competition will potentially affect our chances of achieving profitability and ultimately adversely affect our ability to continue as a going concern.

We are reliant on telecommunications networks.

We are reliant on the operations of telecommunications networks for the provision of our services to the marketplace concerned. Should any of these relationships or agreements terminate or become strained for any reason, that would have a negative impact on our operations and business development plans.

As a mobile banking and payment application business, any disruptions, failures or cyber attacks in our information technology systems and network infrastructures, or any breach of security with respect to personally identifiable information, could have a material adverse effect on our business.

As a mobile banking and payment application business, we maintain and rely extensively on information technology systems and network infrastructures for the effective operation of our business. Techniques used to gain unauthorized access to private networks are constantly evolving, and we may be unable to anticipate or prevent unauthorized access to data pertaining to our customers, which could include credit card and debit card information, bank account details or other personally identifiable information. Our service is vulnerable to computer viruses, phishing attacks or other attacks and similar disruptions from unauthorized use of our systems, any of which could lead to system interruptions, delays or shutdowns, causing loss of critical data or the unauthorized access to personally identifiable information. If an actual or perceived breach of security occurs of our systems, we may face civil liability and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract or maintain customers. We also would be required to expend significant resources to mitigate any such breach of security and to address related matters.

Further, a disruption, infiltration or failure of our information technology systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security and loss of critical data, which in turn could materially adversely affect our business. In addition, our ability to integrate, expand, and update our information technology infrastructure is important for our contemplated growth, and any failure to do so could have an adverse effect on our business.

We depend on key management personnel.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management. We are managed by a limited number of key personnel who have significant experience within Telupay and the wider IT or communications sectors and who may be difficult to replace.

Our management team lacks experience in running a public company in the United States.

Our officers and directions, all of whom started in such positions upon the effective date of the Merger on September 24, 2013, lack experience in running a public company in the United States. Such lack of experience may result in our Company experiencing difficulty in adequately operating and growing our business. Further, our Company may be hampered by lack of experience in addressing the issues and considerations which are common to growing companies. If our Company's operating or management abilities consistently perform below expectations, our business is unlikely to thrive.

We do not maintain a place of business in the United States and our officers and directors reside outside of the United States, with the result that it may be difficult for investors to enforce within the United States any judgments obtained against us or our sole director and officer.

Although we are a Nevada corporation, we do not currently maintain a permanent place of business within the United States. In addition, our officers and directors reside outside the United States, principally in the Philippines. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Consequently, you may be effectively prevented from pursuing remedies under U.S. federal securities laws against our directors and officers.

Risks Related to Doing Business in the Philippines

The Philippines may experience economic instability, which could increase our costs and harm our business.

The Philippines continues to experience low growth in its gross domestic product, significant inflation, currency declines and shortages of foreign exchange. We are exposed to the risk of cost increases due to inflation in the Philippines, which has historically been at a much higher rate than in the United States. These conditions could create economic instability that could harm businesses operating in the Philippines. Currency fluctuations in the Philippine peso relative to the U.S. dollar could increase our expenses. All of our revenues are denominated in U.S. dollars, and a substantial portion of our costs are incurred and paid in Philippine pesos. We are therefore exposed to the risk of an increase in the value of the Philippine peso relative to the U.S. dollar, which would increase our expenses. We do not currently engage in any transactions as a hedge against risk of loss due to foreign currency fluctuations.

Natural disasters or other catastrophic events could negatively affect our business, financial condition and results of operations.

Natural disasters, such as hurricanes, earthquakes or typhoons similar to the large typhoon which struck the Philippines in November 2013, could cause significant disruptions to our employee or customer base and could adversely impact our business and our results of operations. Such events could result in temporary work stoppages and telecommunication or other technology outages. We may be required to suspend operations in the Philippines, which could have a material adverse affect on our business, financial condition and results of operations.

Terrorist attacks could adversely affect the Philippine economy, disrupt our operations and cause our business to suffer.

The Philippines periodically experiences civil unrest and terrorism and U.S. companies in particular may experience greater risk. We are not insured against terrorism risks. Terrorist attacks have the potential to directly impact our clients and the Philippine economy by making travel more difficult, interrupting lines of communication and curtailing our ability to deliver our services to our clients. These obstacles may increase our expenses and harm our business.

Risks Related to Our Common Stock

Trading of our common stock is sporadic, and the price of our common stock may be volatile; we caution you as to the highly illiquid nature of an investment in our shares.

Our common stock is quoted on the OTCQB. To date, trading in our common stock has been limited and sporadic. The price of our common shares may increase or decrease in response to a number of events and factors, including: current events affecting the global economic situation; changes in financial estimates; our acquisitions and financings; quarterly variations in our operating results; the operating and share price performance of other companies that investors may deem comparable; and purchase or sale of blocks of our common shares. These factors, or any of them, may materially adversely affect the prices of our common shares regardless of our operating performance. We caution you as to the highly illiquid nature of an investment in our shares.

A decline in the price of our common stock could affect our ability to raise working capital and adversely impact our operations.

A decline in the price of our common stock could result in a reduction in the liquidity of our common stock and a reduction in our ability to raise capital for our operations. Because our operations to date have been principally financed through the sale of equity securities, a decline in the price of our common stock could have an adverse effect upon our liquidity and our continued operations. A reduction in our ability to raise equity capital in the future would have a material adverse effect upon our business plan and operations, including our ability to continue our current operations. If our stock price declines, we may not be able to raise additional capital or generate funds from operations sufficient to meet our obligations.

We have not paid any dividends and do not foresee paying dividends in the future.

Payment of dividends on our common stock is within the discretion of the board of directors and will depend upon our future earnings, our capital requirements, our financial condition and other relevant factors. We have no plan to declare any dividends in the foreseeable future.

Our stock is a penny stock. Trading of our stock may be restricted by the SEC's penny stock regulations and FINRA's sales practice requirements, which may limit a stockholder's ability to buy and sell our stock.

Our common stock will be subject to the "Penny Stock" Rules of the SEC, which will make transactions in our common stock cumbersome and may reduce the value of an investment in our common stock.

Our common stock is quoted on the OTCQB, which is generally considered to be a less efficient market than markets such as NASDAQ or the national exchanges, and which may cause difficulty in conducting trades and difficulty in obtaining future financing. Further, our securities will be subject to the "penny stock rules" adopted pursuant to Section 15(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The penny stock rules apply generally to companies whose common stock trades at less than $5.00 per share, subject to certain limited exemptions. Such rules require, among other things, that brokers who trade "penny stock" to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade "penny stock" because of the requirements of the "penny stock rules" and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. In the event that we remain subject to the "penny stock rules" for any significant period, there may develop an adverse impact on the market, if any, for our securities. Because our securities are subject to the "penny stock rules", investors will find it more difficult to dispose of our securities. Further, it is more difficult: (i) to obtain accurate quotations, (ii) to obtain coverage for significant news events because major wire services, such as the Dow Jones News Service, generally do not publish press releases about such companies, and (iii) to obtain needed capital.

In addition to the "penny stock" rules promulgated by the SEC, FINRA has adopted rules that require a broker-dealer to have reasonable grounds for believing that an investment is suitable for a customer when recommending the investment to that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Shares of our common stock that are "restricted securities" as defined in Rule 144(a)(3) are subject to resale restrictions imposed by Rule 144, including those set forth in Rule 144(i) which apply to a "shell company." In addition, any shares of our common stock that are held by affiliates, including any received in a registered offering, will be subject to the resale restrictions of Rule 144(i).

Pursuant to Rule 144 of the Securities Act, a "shell company" is defined as a company that has: (i) no or nominal operations and (ii) either (A) no or nominal assets, (B) assets consisting solely of cash and cash equivalents, or (C) assets consisting of any amount of cash and cash equivalents and nominal other assets. We were a "shell company" pursuant to Rule 144 prior to the Merger, and as such, Rule 144(i) provides that sales of our securities pursuant to Rule 144 are not able to be made until a period of at least twelve months has elapsed from the date on which our Current Report on Form 8-K providing Form 10 level disclosure was filed with the Commission reflecting our status as a non-"shell company," which twelve-month period will elapse on September 30, 2014. Therefore, any restricted securities currently outstanding or that we sell in the future or issue to consultants or employees, in consideration for services rendered or for any other purpose, will have no liquidity until and unless such securities are registered with the Commission and/or until a year after the date of the filing of our Current Report on Form 8-K reflecting our status as a non-""shell company" and we have otherwise complied with the other requirements of Rule 144. As a result, it may be harder for us to fund our operations and pay our employees and consultants with our securities instead of cash than if we had not been a "shell company". Furthermore, it will be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the Commission, which could cause us to expend additional resources in the future. Our previous status as a "shell company" could prevent us from raising additional funds, engaging employees and consultants, and using our securities to pay for any acquisitions (although none are currently planned), which could cause the value of our securities, if any, to decline in value or become worthless. Lastly, any shares held by affiliates, including shares received in any registered offering, will be subject to the resale restrictions of Rule 144(i).

Please read this prospectus carefully. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information provided by the prospectus is accurate as of any date other than the date on the front of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, including statements regarding our capital needs, business plans and expectations. Such forward-looking statements involve risks and uncertainties regarding the success of our business plan, availability of funds, government regulations, operating costs, our ability to achieve significant revenues and other factors. Forward-looking statements are made, without limitation, in relation to operating plans, availability of funds, operating costs and permit acquisition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential" or "continue", the negative of such terms or other comparable terminology. Actual events or results may differ materially. In evaluating these statements, you should consider various factors, including the risks outlined in this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding our business plans, our actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. We do not intend to update any of the forward-looking statements to conform these statements to actual results, except as required by applicable law, including the securities laws of the United States.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock offered through this prospectus by the Selling Stockholders. All proceeds from the sale of the shares will be for the account of the Selling Stockholders, as described below in the sections of this prospectus entitled "Selling Stockholders" and "Plan of Distribution". We will, however, incur all costs associated with this prospectus and the registration statement of which this prospectus forms a part.

DETERMINATION OF OFFERING PRICE

The Selling Stockholders may sell their shares offered under this prospectus at prevailing market prices, privately negotiated prices or otherwise as set forth under "Plan of Distribution" in this prospectus.

SELLING STOCKHOLDERS

The Selling Stockholders named in this prospectus are offering all of the 33,000,000 shares of common stock offered through this prospectus, consisting of 33,000,000 shares of our common stock which.

Such 33,000,000 shares were issued to themthe Selling Stockholders by the Company at a deemed issuance price of $0.0013 per share in a shares for on March 31, 2012 pursuant to a shares-for-debt private placement in settlement of an aggregate of $44,000 in debt owed by the Company to the Selling Stockholders. The $44,000 in debt arose from a consulting services agreement dated February 1, 2008 by and between the Company and third party that provided management services to the Company for a period of eleven months for gross monthly fees of $4,000 per month. The contract terminated by its terms on December 31, 2008. The Company was not able to pay the $44,000 owed to the consultant, and the consultant assigned such debt to the Selling Stockholders at a purchase price of $0.10 for every dollar of debt, such that the Selling Shareholders paid the consultant an aggregate of $4,400 to purchase such $44,000 of debt. As noted above, the Company issued 33,000,000 shares to the Selling Shareholders at a deemed issued price of $0.0013 per share in a shares-for-debt private placement that closed on March 31, 2012.2012 in settlement of such debt.

The following table sets forth certain information regarding the ownership of our shares of common stock to be sold by the Selling Stockholders as of the date of May 6,June 9, 2014.

- 16 -

Information with respect to ownership is based upon information obtained from the Selling Stockholders. Information with respect to "Shares Owned After this Offering" assumes the sale of all of the shares offered by this prospectus and no other purchases or sales of our common stock by the Selling Stockholders. Except as described below and to our knowledge, the Selling Stockholders own and have sole voting and investment power over all shares or rights to these shares. Except for their ownership of common stock or otherwise as described below, none of the Selling Stockholders had or have any material relationship with us.

Because a Selling Stockholder may offer by this prospectus all or some part of the common shares which it holds, no estimate can be given as at the date hereof as to the number of common shares actually to be offered for sale by a Selling Stockholder or as to the number of common shares that will be held by a Selling Stockholder upon the termination of such offering.

Name of Selling Stockholder	Shares Owned Prior to this Offering[1]	Shares to be Offered under this Prospectus[1]	Number of Shares Owned After Offering and Percentage of Total of Issued and Outstanding Shares After Offering	
			Shares Owned After Offering	Percentage of Issued and Outstanding Shares[2]
Li Yang	4,575,000	4,575,000	Nil	Nil
Chen Xiang	4,500,000	4,500,000	Nil	Nil
Cui Yu	4,500,000	4,500,000	Nil	Nil
Na Zhang	4,125,000	4,125,000	Nil	Nil
Shimin Wang	4,125,000	4,125,000	Nil	Nil
Xiaodu Ge	3,750,000	3,750,000	Nil	Nil
Jia Wang	3,825,000	3,825,000	Nil	Nil
Ye Bin	3,600,000	3,600,000	Nil	Nil
Total	**33,000,000**	**33,000,000**	Nil	Nil

(1) Under Rule 13d 3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.

(2) The applicable percentage of ownership is based on ~~161,476,831~~161,476,726 shares of our common stock issued and outstanding as of ~~May 6,~~June 9, 2014. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of the acquisition rights as described in note 1 above.

PLAN OF DISTRIBUTION

Timing of Sales

The Selling Stockholders may offer and sell the shares covered by this prospectus at various times. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

Offering Price

The Selling Stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent's commissions. The shares of common stock may be sold on the OTCQB or any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, or in transactions otherwise than on these exchanges or systems and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions.

Manner of Sale

The shares may be sold by means of one or more of the following methods:

1. a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

2. purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;

3. ordinary brokerage transactions in which the broker solicits purchasers;

4. through options, swaps or derivative;

5. privately negotiated transactions; or

6. in a combination of any of the above methods.

The Selling Stockholders may sell their shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their shares. Brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the Selling Stockholders, or, if any such broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a Selling Stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for a Selling Stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholder. Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with resales of the shares, broker-dealers may pay to commissions or receive from commissions the purchasers of shares as described above.

If our Selling Stockholders enter into arrangements with brokers or dealers, as described above, we are obligated to file a post-effective amendment to the registration statement of which this prospectus forms a part, disclosing such arrangements, including the names of any broker dealers acting as underwriters.

The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Sales Pursuant to Rule 144

Any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Pursuant to Rule 144 of the Securities Act, a "shell company" is defined as a company that has: (i) no or nominal operations and (ii) either (A) no or nominal assets, (B) assets consisting solely of cash and cash equivalents, or (C) assets consisting of any amount of cash and cash equivalents and nominal other assets. We were a "shell company" pursuant to Rule 144 prior to the Merger, and as such, Rule 144(i) provides that sales of our securities pursuant to Rule 144 are not able to be made until a period of at least twelve months has elapsed from the date on which our Current Report on Form 8-K providing Form 10 level disclosure was filed with the Commission reflecting our status as a non-"shell company," which twelve-month period will elapse on September 30, 2014.

Regulation M

We have advised the selling security holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Accordingly, the Selling Stockholder is not permitted to cover short sales by purchasing shares while the distribution is taking place. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security. In addition, we will make copies of this prospectus available to the selling security holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

State Securities Laws

Under the securities laws of some states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

Penny Stock Rules

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "institutional accredited investors." The term "institutional accredited investor" refers generally to those accredited investors who are not natural persons and fall into one of the categories of accredited investor specified in subparagraphs (1), (2), (3), (7) or (8) of Rule 501 of Regulation D promulgated under the Securities Act, including institutions with assets in excess of $5,000,000.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form required by the Securities and Exchange Commission, and impose a waiting period of two business days before effecting the transaction. The risk disclosure document provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.

The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

Expenses of Registration

We are bearing all costs relating to the registration of the common stock. The Selling Stockholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

DESCRIPTION OF SECURITIES TO BE REGISTERED

General

Our authorized capital stock consists of 1,500,000,000 shares of common stock at a par value of $0.001 per share. As of ~~May 6,~~June 9, 2014, there were ~~161,476,831~~161,476,726 shares of our common stock issued and outstanding.

As set forth above in the section of this prospectus entitled "Selling Stockholders", the registration statement of which this prospectus forms a part relates to the registration of 33,000,000 shares of our common stock previously issued by us to the Selling Stockholders.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for holding all meetings of stockholders, except as otherwise provided by applicable law or by our Articles of Incorporation. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation.

Holders of common stock are entitled to share in all dividends that the Board of Directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Nevada Anti-Takeover Laws

The Nevada Revised Statutes Sections 78.378 through 78.3793, under certain circumstances, place restrictions upon the acquisition of a controlling interest in a Nevada corporation, including the potential requirements of shareholder approval and the granting of dissenters' rights in connection with such an acquisition. As set forth in our Articles of Incorporation, we have elected not to be governed by these provisions.

DESCRIPTION OF BUSINESS

General

Prior to our acquisition of Telupay as described below, we were a development stage company focused on obtaining sufficient financing to be able to recommence operations in the social networking, digital media and mobile communications sectors. We acquired Telupay as a wholly owned subsidiary on September 24, 2013. As a consequence of our Company's acquisition of Telupay, our business is now focused on mobile banking and payment processing.

Our principal offices are located at First Island House, Peter Street, St. Helier, Jersey, Channel Islands. Our telephone number is +44 (0) 1534 789999.

Corporate History

Prior to Acquisition of Telupay PLC

The Company was incorporated in the State of Nevada on August 23, 2005 under the name "Jackson Ventures, Inc." Our initial operations included the acquisition and exploration of mineral resources. In 2007, we changed our primary business to that of developing and operating a proprietary, digital media network service in the transportation segment of the outdoor advertising market in China, and changed our name to "i-Level Media Group Incorporated."

On January 29, 2007 we entered into a Share Exchange Agreement to acquire the business of i-Level Systems, a limited liability Company incorporated on May 23, 2003 under the International Business Act of the British Virgin Islands. i-Level Systems owned 100% of i-Level SoftComm, a wholly foreign owned enterprise formed under the laws of the PRC on August 12, 2004. i-Level SoftComm was a development stage company devoting substantially all of its efforts to establishing a new business in the PRC, which involved selling out-of-home video advertising timeslots on its network of flat-panel video advertising display units installed in taxis. The acquisition of i-Level Systems was completed on March 20, 2007. As control of the Company transferred to the shareholders of i-Level Systems on March 20, 2007, this acquisition was considered a recapitalization of i-Level Systems. The acquisition was accounted for using reverse merger accounting rules whereby the historical operations of i-Level Systems constituted the reported numbers prior to March 20, 2007 and the combined operations of the Company and i-Level Systems were reported from March 20, 2007 to December 1, 2008.

On December 1, 2008 i-Level SoftComm ceased operations and its business was wound-up. Also on December 1, 2008 i-Level Systems, the parent company of i-Level SoftComm and a wholly owned subsidiary of the Company, was sold to our former Chief Executive Officer for $1. From December 1, 2008 we deconsolidated i-Level Systems and reported a loss from discontinued operations. Statement of Stockholders' Equity was retroactively restated to account for the deconsolidation of i-Level Systems and the reversal of reverse merger accounting. We have not had operations and have not generated any revenues since December 1, 2008. As such, we were considered a "shell company" until the acquisition of Telupay.

In July 2011, we effected a consolidation of our issued and outstanding shares as well as our authorized share capital, in each case on a one new share for every 70 old shares. As a result, our authorized share capital was reduced from 1,025,000,000 shares to 14,642,857 shares, par value 0.001 per share. On March 13, 2012, we effected an increase in our authorized share capital from 14,642,857 shares to 1,000,000,000 shares, par value $0.001 per share.

Acquisition of Telupay PLC

Effective September 24, 2013, we completed the acquisition of 100% of the issued and outstanding shares of Telupay PLC ("Telupay"), an early stage company focused on the development and initial commercialization of mobile banking and payment applications and systems, through a merger transaction as described below. Telupay is a limited liability company incorporated under the laws of Jersey, the Channel Islands. As a result of the acquisition, Telupay is now a wholly owned subsidiary of the Company.

We effected the acquisition of Telupay by way of a merger (the "Merger") pursuant to the terms of an Amended and Restated Merger Agreement & Plan of Merger (the "Amended and Restated Merger Agreement") dated August 8, 2013, among the Company, Telupay, and I-Level Telupay Merge Corp. ("I-Level Mergeco"), a wholly owned subsidiary of the Company. The Merger was effective on September 24, 2013, at which time I-Level Mergeco merged with and into Telupay, pursuant to which the identity and separate corporate existence of I-Level Mergeco ceased and Telupay became the surviving corporation in the Merger and a wholly owned subsidiary of the Company.

Under the terms of the Amended and Restated Merger Agreement, at closing, Telupay's stockholders received 1.2 shares of the Company's common stock for every one share of Telupay common stock. With 65,410,298 shares of Telupay common stock outstanding immediately prior to the completion of the acquisition, 78,492,357 shares of the Company's common stock were issued to the former Telupay stockholders. In addition, the Amended and Restated Merger Agreement required that at closing, the Company's pre-acquisition Chief Executive Officer and director, Francis Chiew, tender back to the treasury of the Company for cancellation an aggregate of 47,000,000 restricted common shares of the Company. Taking into account the cancellation of such shares, the 78,492,357 shares of the Company issued to Telupay stockholders represent approximately 73% of the issued and outstanding common stock of the Company post-closing. Based on the closing market price of the Company's common stock of $0.70 per share on September 23, 2013, the day before the closing, the total share consideration issued to Telupay's stockholders had a value of approximately $55,000,000.

The Amended and Restated Merger Agreement also provided that all outstanding Telupay options and warrants would be exchanged for non-transferable options and warrants of the Company, respectively, based on the same exchange ratio of 1.2 described above. Telupay did not have any options outstanding at closing, but did have an aggregate of 5,963,334 warrants outstanding at closing, each exercisable for $0.50 per Telupay share. As a result of the acquisition, such Telupay warrants have been cancelled and exchanged

- 22 -

for an aggregate of 7,156,000 the Company's Warrants, each exercisable at $0.42 per share. (Pursuant to the terms of the Amended and Restated Merger Agreement, the exercise price of each Company exchange warrant was determined by dividing the per share exercise price of the corresponding Telupay warrant by the exchange ratio of 1.2).

The closing of the acquisition of Telupay represented a change in control of the Company. For accounting purposes, this change of control constituted a re-capitalization of the Company, and the acquisition has been accounted for as a reverse merger whereby we, as the legal acquirer, are treated as the acquired entity, and Telupay, as the legal subsidiary, is treated as the acquiring company with the continuing obligations.

October 2013 Name Change and Forward Split

Effective October 22, 2013, we effected a name change on the OTCQB to Telupay International Inc.

This name change was effective under Nevada corporate law as of October 22, 2013, pursuant to Articles of Merger that were previously filed with the Nevada Secretary of State on October 4, 2013. Pursuant to such Articles of Merger, our Company merged with its wholly-owned subsidiary, Telupay International Inc. The merger is in the form of a parent/subsidiary merger, with our Company as the surviving corporation. In accordance with Section 92A.180 of the Nevada Revised Statutes, shareholder approval of the merger/name change was not required. The Articles of Merger provided that, upon completion of the merger effective on October 22, 2013, our Company's Articles of Incorporation would be amended as of such date to change the Company's name to "Telupay International Inc."

Also effective October 22, 2013, we effected a forward stock split of our authorized and issued and outstanding shares of common stock on a one and one half new shares for one old share basis (1.5:1), as set forth in a Certificate of Change filed with the Nevada Secretary of State.

Telupay PLC

As indicated above, we acquired Telupay as a wholly owned subsidiary on September 24, 2013. As a consequence of our Company's acquisition of Telupay, our business is now focused on mobile banking and payment processing.

Telupay was incorporated in Jersey, Channel Islands on March 2, 2010. In 2010, Telupay further incorporated: (i) Telupay IP Limited (Jersey, Channel Islands), a wholly owned subsidiary, to hold its intellectual property; (ii) Telupay Solutions Limited (Jersey, Channel Islands), a further wholly owned subsidiary, as the operations arm of the Telupay group of companies; and (iii) Telupay (M.E) FZE (Dubai, AEC), a further wholly owned subsidiary, which subsequently incorporated its own wholly owned subsidiary in the Philippines, Telupay (Philippines) Inc. In 2013, Telupay incorporated Telupay UK Limited (England) as a further wholly owned subsidiary. Telupay and its subsidiaries were incorporated primarily to engage in software application development, enterprise application integration, programming, wholesale sales and distribution of customized software applications, after-sales support and technical assistance, as well as the provision of shared services and other related ancillary and/or support functions, services, systems and processes relate to mobile banking and payment processing.

On December 21, 2010, Telupay entered into an agreement with QSpan Technologies, Ltd. ("QSpan") whereby it acquired all the assets consisting of office equipment and intellectual mobile banking systems ("MBS") technology, and assumed all of its liabilities comprised of trade payables and accrued expenses.

Telupay's MBS technology is a secure, robust method of delivering bank-grade transactions via an intuitive interface on mobile devices. It is compliant with the specific requirements of each of Telupay's client-banks in respect of each such client's information technology and technical, information and security standards.

Each of Telupay's client-banks has confirmed such compliance through the issuance of a vulnerability assessment certificate in respect of Telupay's MBS technology. Furthermore, Telupay's MBS technology is not tied to proprietary bank or operator technologies, which gives it the ability to provide its service to all of the major banks, mobile operators, ATM operators and private agent networks worldwide.

The majority of the Company's MBS currently in commercial use is being used by four major commercial banks (Metrobank, UnionBank, United Coconut Planters Bank (UCPB) and the Bank of Commerce) based in the Philippines, and two ATM operators MegaLink (Philippines) and Artajasa (Indonesia). These clients use the Company's MBS exclusively; it is the only mobile banking system promoted under their individual bank-brands made available to, and being used by, their respective accountholders or customers. Approximately 50% of the Company's income is generated by the MBS used by the Company's clients under revenue-sharing arrangements based on a standard three- to five-year contractual period, with the earliest contracted bank agreement for MBS due for renewal by 2014 and the latest by 2017.

Highlights in Telupay's business development to date are as follows:

- Strong progress in Philippine business: Four top-ten banks and one of two ATM operators are now using Telupay's platform, including Metrobank, UnionBank, United Coconut Planters Bank (UCPB), Bank of Commerce and MegaLink, an ATM operator servicing 14 financial and non-financial institutions in the Philippines. Megalink is promoting the use of the Company's MBS to its ATM bank-members without a proprietary mobile banking system to encourage such ATM bank-members to choose the Company's MBS.

- Philippine branded and/or co-branded remittance network: Telupay is currently launching services with 1Bro (10,000 agents) and Keisha (2,000 agents) developing a network with collectively over 12,000 agents located throughout the Philippines. The Company is in further discussions with agent networks and major retail chains for launching its co-branded network in 2014.

- In March 2014, Telupay's client CardBank deployed Telupay's mobile micro-finance solution in the Philippines. Telupay's mobile micro-finance solution will replace the manual collection system currently in place, providing significant savings to CardBank in its collection of loans and enabling the loan recipients to make more frequent loan payments, make P2P remittances, purchase mobile airtime and pay bills. The service is mandated to over 1 million existing loan recipients over the next twelve months and is forecasted to grow to over 1.8 million loan recipients by 2017. Telupay is in discussions with CardBank to implement Telupay's mobile micro-finance solution to other regions they conduct business.

- Telupay is currently installing its mobile financial backbone for the Philippine's new City Optimized Managed Environmental Transport service (COMET) scheduled to launch in June 2014. The fully electric, zero emission, mass transportation vehicle is planned to replace the Philippine's 55,000 diesel Jeepney's expecting to service over 2.18 billion passengers a year by 2018. The service incorporates a fully automated pre-paid fare system using smartcards and smartphones. Telupay's system will provide multiple mWallets connected to the smartcards for topping-up cards, purchasing airtime, purchasing goods and services and conducting domestic P2P remittances.

- Metapago - Peru: Telupay has installed its MBS system and its ARMaS system (discussed below) with Metapago, with the goal of providing service through thousands of agents to the 10 million plus unbanked adults in Peru.

- Telupay is discussing business opportunities in Russia, Colombia, Brazil, the UK, Australia, the United States, Canada and numerous other countries worldwide.

The international mobile banking and payments market is growing rapidly. Although Telupay is an early commercial stage company that was incorporated in March 2010, based on Telupay's experience with its current clients, we are of the view that Telupay has entered this market with a strong foundation.

Telupay's solutions are not "out-of-the-box" applications that require the client to conform to Telupay's technology--instead, Telupay customizes its technologies and solutions for each individual client based the client's requirements and what the client wants to offer its customers. In order to apply its technology to additional commercial markets, Telupay works closely with its clients to develop new mobile and administrative applications that the client can offer to its retail and commercial customers. Outside of Telupay's core mobile banking and payment solution (its MBS technology), Telupay has developed or is developing the following applications:

- ARMaS (Agent Remittance Management Service) - ARMaS is Telupay's administration system specifically designed for unbanked customers conducting domestic and international remittances. Telupay's Peruvian client Metapago uses Telupay's MBS solution. ARMaS is designed as a white label solution for existing remittance companies. The Company's business arrangement with Metapago began in 2011. Since that time, the government of Peru has taken approximately two years to complete its policies, rules and regulations for e-products, which includes mobile banking systems. Metapago is currently awaiting the Peruvian government's issuance of an e-license to proceed with the commercial launch of its E-wallet product using our ARMaS system.

- Mobile Payment System - Telupay has developed a mobile payment system enabling SME's to conduct Card Present Transactions using Chip & PIN and Swipe & Signature devices using smartphones to conduct purchase transactions in the field. Telupay's mobile payment system also allows Card Not Present Transactions using its mWallet technologies to substantially reduce fees to retailers while providing a secure, easy to use service to consumers.

- Mobile Micro-Finance Collection Solution - Telupay has developed a mobile micro-finance collection solution for its client CardBank to manage the collection of micro-loans, which are predominant in the developing world. The pilot was launched in March 2014 and the Company expects the full commercial launch of this solution by third quarter 2014. The service also provides consumers the ability to buy airtime, pay bills and conduct P2P domestic remittance transactions easily, conveniently and at lower costs.

- Telupay is assembling a class "A" senior management team for its UK subsidiary to assist in developing its 4th Generation technology catering to first world markets and applications. Telupay's 4th Generation platform will differentiate Telupay from many of its competitors by incorporating solutions like Immediate Payments, that will lower costs, improve services, and provide immediate settlement that will directly compete with ACH clearing and the three-day settlement cycle and by providing additional features like FastCash, enabling "cash-out" or "top-up" on the go where it is most convenient that will substantially reduce retailers' "cash-in" handling charges. The new solutions will also include loyalty card solutions that turn loyalty cards into payment cards.

- TeluAd - Telupay's mobile advertisements built into the applications including its Java application for non-smartphones. TeluAd enables its clients to cross-sell its products and services or sell the advertising space to mainstream advertisers providing an additional revenue stream.

Regulatory Environment

Telupay, in partnership with the financial institutions it works with, conforms to ISO8583, the international messaging standard for financial transactions, and is subject to ongoing independent reviews.

Competition

Our industry is highly competitive and subject to rapid change. Although there are current and potential competitors for business opportunities with greater technical, financial, marketing, sales and other resources, our management believes that the global market for mobile banking and payments remains open for new players like Telupay.

Plan of Operations

Our vision is to be the mobile banking and payment solution provider of choice worldwide, delivering low-cost mobile banking and payment solutions for the mass market and we aim to become a leader in mobile banking and payments worldwide.

Banks around the world have progressively expanded banking services from branch networks to self-service channels (such as ATMs) to Internet and telephone banking. Our view is that mobile banking and payments is a logical continuation of this trend, leveraging automation to reduce costs and improve customer convenience.

Our strategy for growth rests on three key areas:

- Sign up leading banks, mobile operators, ATM operators and private networks to the Telupay platform;

- Attract appropriate partners to deliver sustainable, local ecosystems (regional branded and co-branded agent networks); and

- Develop a compelling and customer-centric product portfolio ahead of the market.

Moving forward, we plan to continue to expand our range of services in the Philippines and internationally with a revenue model based around a variety of payment and pricing structures, ranging from a licensing model, to revenue sharing, to revenue-per-customer and revenue-per-service usage.

We estimate that we will need financing in the amount of approximately $17.8 million to cover our operating expenses and plan of operations over the next thirty-six months, as follows:

Item	Estimated Cost
General Operating Expenses	$1,600,000
UK Subsidiary Investment (with a goal of arranging partnerships, joint ventures or similar commercial agreements with UK banks, finance organizations, telecommunications companies, retail companies, etc.)	$7,400.000
Philippines Brand Building	$3,600,000
Indonesia Brand Building	$3,050.000
South American initiatives with Metapago	$2,150,000
TOTAL:	**$17,800,000**

Going Concern

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. We do not have sufficient funds to maintain our operations for the next 12 months.

Need for Additional Capital

Prior to our acquisition of Telupay, we were a "shell company" not generating any revenues from operations. Telupay has had limited operations and revenues to date. As noted above under "Plan of Operations", we estimate that we will require financing in the amount of approximately $17.8 million over the next thirty-six months to implement our plan of operations. We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Additional equity financing could result in additional dilution to our existing shareholders.

Employees

As of March 31, 2014, we had a total of 34 full-time employees. None of our employees is subject to a collective bargaining agreement. We experienced no work stoppages and believe that we have good relations with our employees. We have been careful to match human resources to business requirements. Telupay's initial recruitment focus was on technical development, followed by business development and account management as it began to engage with potential partners and customers. Future programs on human resource development include certification programs and skills enhancement training.

Subsidiaries

As a result of the acquisition described above, we own 100% of Telupay PLC, an operating company organized under the laws of Jersey, Channel Islands. In turn, Telupay PLC has the following wholly owned subsidiaries: (i) Telupay Solutions Limited (Jersey, Channel Islands); (ii) Telupay IP Limited (Jersey, Channel Islands); (iii) Telupay (ME) FZE (Dubai, UAE); and (iv) Telupay UK Limited (England). Telupay (ME) FZE has its own wholly owned subsidiary, Telupay (Philippines) Inc. (Philippines).

Trademarks and Copyright

We hold the following trademarks in the Philippines: TelUPay, Making Money Mobile, TelUAd, TelUCash, TelUSafe, TelUWallet and TelULoan. We hold a copyright in South Korea for the Mobile Enterprise Solution that we obtained from QSpan Technologies, Ltd. We do not hold any patents.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings contemplated by any governmental authority or any other party involving us or our properties. As of the date of this report, no director, officer or affiliate is (i) a party adverse to us in any legal proceeding, or (ii) has an adverse interest to us in any legal proceedings. We are not aware of any other legal proceedings pending or that have been threatened against us or our properties.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Shares of our common stock became quoted on the OTC Bulletin Board under the symbol "JKSV" on December 22, 2006 and subsequently as "ILVL" on February 23, 2007 in connection with our name change to I-Level Media Group Incorporated. On October 22, 2013, in connection with our merger and name change, our symbol changed to "TLPY".

The market for our common stock is limited, volatile and sporadic. The following table sets forth the high and low prices relating to our common stock for the periods indicated, as provided by the OTCQB with retroactive effect to a 1.5 new share for each one (1) old share pursuant to a stock split effective October 22, 2013. These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions, and may not reflect actual transactions.

Quarter Ended	High	Low
March 31, 2014	$0.55	$0.40
December 31, 2013	$0.68	$0.30
September 30, 2013	$0.50	$0.21
June 30, 2013	$0.34	$0.15
March 31, 2013	$0.15	$0.14
December 31, 2012	$0.14	$0.04
September 30, 2012	$0.04	$0.04
June 30, 2012	$0.09	$0.03

On ~~May 6,~~June 9, 2014, the low bid price of our common stock was $~~0.45~~0.40 per share, the high ask price of our common stock was $~~0.45~~0.40 per share, and the closing price was $~~0.45~~0.40 per share. We do not have any securities that are currently traded on any other exchange or quotation system.

The shares quoted are subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock rule". The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, the monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

Holders

As of ~~May 6,~~June 9, 2014, we had ~~approximately 135~~134 shareholders of record.

Dividend Policy

No dividends have been declared or paid on our common stock. We have incurred recurring losses and do not currently intend to pay any cash dividends in the foreseeable future.

Securities Authorized For Issuance Under Compensation Plans

The following table sets forth information as of our fiscal year ended March 31, 2014:

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
(a) Equity compensation plans approved by security holders	N/A	$ N/A	N/A
(b) Equity compensation plans not approved by security holders	N/A	$ N/A	N/A

FINANCIAL STATEMENTS

This prospectus includes (i) our unaudited condensed consolidated financial statements for the nine months ended December 31, 2013 and 2012, and (ii) the audited consolidated financial statements of Telupay PLC as at March 31, 2013 and 2012. These financial statements have been prepared on the basis of accounting principles generally accepted in the United States and are expressed in U.S. dollars.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company effected the acquisition of Telupay by way of a merger pursuant to the terms of the Amended and Restated Merger Agreement among the Company, Telupay, and I-Level Mergeco. The merger was effective on September 24, 2013, at which time I-Level Mergeco merged with and into Telupay, pursuant to which the identity and separate corporate existence of I-Level Mergeco ceased and Telupay became the surviving corporation in the Merger and a wholly owned subsidiary of the Company.

The closing of the acquisition of Telupay represented a change in control of our Company. For accounting purposes, this change of control constitutes a re-capitalization of the Company, and the acquisition has been accounted for as a reverse merger whereby we, as the legal acquirer, are treated as the acquired entity, and Telupay, as the legal subsidiary, is treated as the acquiring company with the continuing obligations.

The following discussion of our financial condition, changes in financial condition, plan of operations and results of operations should be read in conjunction with (i) our unaudited condensed consolidated financial statements for the nine months ended December 31, 2013 and 2012, and (ii) the audited consolidated financial statements of Telupay PLC as at March 31, 2013 and 2012, and (iii) the section entitled "Business", included in this prospectus. The discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Results of Operations

Nine Months Ended December 31, 2013 Compared to the Nine Months Ended December 31, 2012

	Nine Months Ended December 31, 2013		Nine Months Ended December 31, 2012
Revenues	$ 62,906	$	43,801
Operating expenses			
Direct operating expense	56,135		2,439
Salaries and benefits	398,988		370,852
Share-based compensation – related parties	341,802		426,070
Travel	59,431		24,533
Professional fees	293,146		145,575
General and administrative expenses	100,966		130,114
Depreciation and amortization	51,563		61,487
Total operating expenses	1,302,031		1,161,070
Net Loss from operations	(1,239,125)		(1,117,269)
Other income (expense)			
Interest income	64		113
Interest expense, net	(14,552)		(7,372)
Interest expense – related party	(5,250)		(7,875)
Finance cost	(7,500)		(372)
Finance cost – related party	-		(72)
Other income (expense)	(22,059)		-
Foreign exchange gain (loss)	9,599		-
Net loss before provision for income tax	(1,278,823)		(1,132,847)
Provision for income taxes	-		(543)
Net loss	$ (1,278,823)	$	(1,133,390)

During 2013 service income increased by $19,105 to $62,906 (2012 - $43,801). The increase in revenue mostly pertained to growing usage of mobile banking services for airtime load and bill payments in the Philippines.

During 2013 operating expenses increased by $140,961 to $1,302,031 (2012 - $1,161,070). General and administrative expenses decreased by $29,148, mainly attributable to a $15,000 annual registration expense paid in 2012. Share-based compensation decreased by $84,268 due to the cancellation of a share-based consulting agreement. Professional fees increased by $147,571 with the settlement of a dispute amounting to $30,000 and expenses incurred during the completion of the merger transaction.

During 2013 the net loss increased by $145,433 to $1,278,823 (2012 - $1,133,390). The largest difference was a result in an increase in professional fees.

Year Ended March 31, 2013 compared to the Year ended March 31, 2012*

		Years ended March 31,		
		2013		2012
Revenues				
Service income	$	64,711	$	1,809
Operating expenses				
Direct operating expense		6,834		6,736
Salaries and benefits		423,915		322,045
Directors' compensation - related parties		417,000		747,342
Travel		24,916		60,629
Professional fees		377,432		145,106
General and administrative expenses		161,347		133,254
Depreciation and amortization		77,011		66,253
Total operating expenses		1,488,455		1,481,365
Net loss from operations		(1,423,744)		(1,479,556)
Other income (expense)				
Interest income		117		146
Interest expense		(6,884)		(13,299)
Interest expense – related party		(16,145)		(34,921)
Finance costs		(7,500)		-
Finance costs – related party		(3,750)		(276,701)
Net foreign exchange gain (loss)		3.373		8,245
Total other income (expense)		(30,789)		(316,530)
Net loss before provision for income taxes		(1,454,533)		(1,796,086)
Provision for income taxes		543		-
Net loss	$	(1,455,076)	$	(1,796,086)

* As indicated above, effective September 24, 2013, we completed the acquisition of 100% of the issued and outstanding shares of Telupay. The information in the t able above is derived from the audited financial statements of Telupay. Audited statements of operations of our Company on a consolidated basis (taking into account the acquisition of Telupay) will be available when we file our Annual Report on Form 10 K for our fiscal year ended March 31, 2014.

Telupay had revenues from service income of $64,711 during the year ended March 31, 2013, as compared to $1,809 during the year ended March 31, 2012. The increase in revenues between the periods is due to the receipt of a license fee from a client in Peru (Metapago) and higher volume of transactions from Unionbank.

As set forth above, Telupay's operating expenses were $1,488,455 during the year ended March 31, 2013, as compared to $1,481,365 during the year ended March 31, 2012, as follows:

- Direct operating expense of $6,834 (consisting of payment for mobile prepaid load sold to clients) for the year ended March 31, 2013, was substantially unchanged as compared to $6,736 for the year ended March 31, 2012.

- Salaries and benefits of $423,915 for the year ended March 31, 2013, as compared to $322,045 for the year ended March 31, 2012. The reason for the increase was due to increase in personnel.

- Directors' compensation of $417,000 for the year ended March 31, 2013, as compared to $747,342 for the year ended March 31, 2012. The reason for the decrease was due to lower share-based compensation during the year.

- Travel of $24,916 for the year ended March 31, 2013, as compared to $60,629 for the year ended March 31, 2012. The reason for the decrease was due to less travelling of the directors during the period.

- Professional fees of $377,432 for the year ended March 31, 2013, as compared to $145,106 for the year ended March 31, 2012. The reason for the increase was due to higher legal fees regarding the merger transaction.

- General and administrative expenses of $161,347 for the year ended March 31, 2013, as compared to $133,254 for the year ended March 31, 2012. The reason for the increase was due to increased activities of the Company during the period.

- Depreciation and amortization of $77,011 for the year ended March 31, 2013, as compared to $66,253 for the year ended March 31, 2012. The reason for the increase was due to the acquisition of capitalized assets during the year.

As set forth above, Telupay's operating expenses were $1,488,455 during the year ended March 31, 2013, which is substantially similar to its operating expenses of $1,481,365 during the year ended March 31, 2012.

Liquidity and Capital Resources

Overview

During the nine months ended December 31, 2013, we increased our cash position from $16,770 as of March 31, 2013 to $113,149 as of December 31, 2013. As of December 31, 2013, we had a working capital deficiency of $1,899,609, which included cash of $113,149, customer accounts receivable of $8,265 and other assets of 13,523. We have accounts payable and accrued expenses (including related party) of $880,779; notes payable (including related party) of $1,129,061 and deferred revenue of $24,707.

Future Growth and Expansion Plans and Need for Additional Capital

We require additional capital to support our ongoing basic overhead and operations estimated to be approximately $1 million for the next twelve months. We require $3 million in additional capital to start executing our business initiatives in each of Peru, United Kingdom/Europe, the Philippines and Indonesia over the next twelve months. We anticipate that we will raise the required capital pursuant to a private equity financing in the near term, but there is no guarantee that we will be able to do so.

During 2014 we plan to seek further additional financing, but there is no guarantee that we will be able to do so. Should we be successful in raising sufficient financing, we can begin planning for other business initiatives such as: completing the execution of our business plan in each of Peru, United Kingdom/Europe, the Philippines and Indonesia and entering into a formal partnership in Colombia similar to Peru; accelerating our business initiatives in the United Kingdom and Europe; and fund marketing and incentive initiatives for the new generation of products throughout the European marketplace. The following table sets forth the major sources and uses of cash for the nine months ended December 31, 2013 and 2012:

	2013 $	2012 $
Net cash used in operating activities	(1,288,230)	(782,833)
Net cash used in investing activities	(31,986)	(16,369)
Net cash provided by financing activities	1,416,595	797,709
Net increase (decrease) in cash	96,379	1,493

Cash Used in Operating Activities

During the nine months ended December 31, 2013, we used $1,288,230 (2012 - $782,833) in operating activities. This was made up of our net loss of $1,278,823 (2012 - $1,133,000) less adjustments for non-cash items such as: loss on settlement of a disagreement of $30,000 (2010 - $Nil), amortization of compensation costs of $189,189 (2012 - $Nil), amortization and depreciation of $51,563 (2012 - $61,487), foreign currency losses of $7,172 (2012 - $50,612) and shares issued for services of $46,500 (2012 - $254,700); all totalling $294,424 (2012 - $265,575). We used $333,830 (2012 cash increased of $84,982) in net changes in operating assets and liabilities. The most significant item was $307,149 used to pay down related party accounts payable (2012 – $32,000).

Cash Used in Investing Activities

During the nine months ended December 31, 2013, $31,986 was used in investing activities (2012 - $16,369). A total of $15,669 was used to purchase other assets and $16,317 was used to acquire furniture and equipment.

Cash Provided by Financing Activities

During the nine months ended December 31, 2013, $1,416,595 was received from financing activities. An amount of $1,373,854 was received, net of $189,000 of share issuance costs pursuant to a brokered private placement. Notes payable were repaid in the amount of $825. On December 30, 2013, the company received an advance loan from a related party amounting to $43,566.

Off Balance Sheet Arrangements

We have not had, and at December 31, 2013, do not have, any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements that have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). This preparation requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. US GAAP provides the framework from which to make these estimates, assumption and disclosures. We choose accounting policies within US GAAP that management believes are appropriate to accurately and fairly report our operating results and financial position in a consistent manner. Management regularly assesses these policies in light of current and forecasted economic conditions. While there are a number of significant accounting policies affecting our financial statements, we believe the critical accounting policies involving the most complex, difficult and subjective estimates and judgments are: revenue recognition, stock based compensation and use of estimates as discussed in Note 2 to the interim unaudited condensed financial statements included in Item 1 to this Form 10Q.

Recently Issued Accounting Pronouncements

There have been no recently issued Accounting Pronouncements that impact us.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no disagreements with our independent registered public accountants with respect to accounting practices or procedures or financial disclosure.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our directors and executive officers and their respective ages as of the date of this prospectus are as follows:

Name	Age	Position Held
Adrian Crawford Ansell	55	CEO, President and director
Jose Luis Moraza Romero-Salas	54	Director
Perseverando Medalla Hernandez	~~63~~64	Director
Adrian Ignacio Ocampo	37	Director
Mark Jon Keene	47	Director
Michael John Greenup	64	Director
Rosarito Deferia Carrillo	49	CFO, Secretary and Treasurer

The following describes the business experience of each of our directors and executive officers, including other directorships held in reporting companies:

Adrian Crawford Ansell, Chief Executive Officer, President and a Director

Mr. Ansell is a co-founder of TelUPay and has served as its director and Chief Executive Officer since March 2010. He has also acted as a director of each of TelUPay M.E. (FZE), TelUPay Solutions Ltd. and TelUPay IP Ltd. since March 2010 and as a director of TelUPay (Philippines), Inc. since January 2011. Mr. Ansell has also served as a director and Chief Executive Officer of Qspan Technologies Ltd. ("Qspan"), a Hong Kong corporation formed to commercialize a mobile banking platform, since May 2008. Mr. Ansell was the primary architect responsible for the overall design of TelUPay's mobile banking technology.

From September 2005 to May 2008, Mr. Ansell was the President of Beacon Pacific Capital Inc, a boutique investment-consulting firm offering public and private companies a wide range of business and financial services. From January 2003 to August 2005 Mr. Ansell was actively involved in the development of HealthPricer Interactive (TSX.V: HPC.V), an online health aggregator where he worked as Manager of Business Development. From February 1998 to January 2000, Mr. Ansell was actively involved in development of eCharge Corporation ("eCharge"), an Internet payment technology company. Mr. Ansell invented the original concept for eCharge in 1997 and later managed its strategic Telco partnerships across North America.

From September 1995 to February 1998, Mr. Ansell was the Chief Executive Officer of Taddei Development and Management Group Inc., a small real estate development company, building/renovating several small- to mid-sized condominium projects in Vancouver, Canada. Prior to that, Mr. Ansell worked in sales and marketing positions with Intermec Systems Corporation (Litton Industries) from July 1994 to September 1995, Honeywell International Inc. from September 1983 to March 1985, and Robert Shaw Controls from June 1981 to May 1983.

Mr. Ansell graduated from the University of British Columbia with a Bachelor of Commerce Degree (1989-1994) and completed a two-year Electronics Technology program at DeVry Institute of Technology (1979-1980).

Perseverando Medalla Hernandez, Director

Mr. Hernandez is a co-founder of TelUPay and has served as its director since June 2012. He has also acted as a director of each of TelUPay M.E. (FZE) and TelUPay (Philippines), Inc. since March 2010 and January 2011, respectively. Mr. Hernandez has also served as a director of Qspan since May 2008 and served as a director of its affiliated entity, Qspan Technologies Philippines, Inc., from June 2008 to June 2010.

Mr. Hernandez has been involved in establishing and managing various companies ranging from engineering design, software development and construction. From March 2006 to April 2008, Mr. Hernandez was the President and Chief Executive Officer of X-Eye Solutions Inc, a solution provider for the security and surveillance industry. Mr. Hernandez served as the Chairman of Macro Machinery & Industrial Supply Inc., a mechanical engineering design group and a manufacturer's representative for the Philippine market, from April 1981 to April 2006.

Mr. Hernandez graduated from the University of the Philippines with a degree in Industrial Engineering.

Jose Luis Moraza Romero-Salas, *Director*

Mr. Romero-Salas has been TelUPay's managing director since March 2010. He has also served as a director of each of TelUPay Solutions Ltd. and TelUPay (Philippines), Inc. since March 2010 and July 2010, respectively. Mr. Romero-Salas has served in various international executive capacities, including in Latin America and Asia. He was the Country General Manager of TNT Express, an international courier delivery services company, from December 1999 to March 2008. From July 1997 to March 1999, he was Vice President for Business Development of International Container Terminal Service, a port management company in the Philippines. Prior to that, from July 1996 to February 1999, he managed various privatization projects in Brazil and Argentina. Mr. Romero-Salas served as National Chief Executive of SGS del Peru, a subsidiary of Societe Generale de Surveillance, the world's largest inspection, testing and quality control company, from Sept 1992 to June 1996.

Mr. Romero-Salas is the founder of Advend Creative Solutions Inc., a Philippines company focused on non-traditional indoor advertising opportunities and vending machines, and has served as its President since April 2009. He has also served as the President of Chemical Applicators Inc., engage in industrial fumigation since September 1999, the President of Schutter Philippines., Inc., a Philippines company he founded which offers superintendence and logistics services for various agricultural, industrial, mineral and petroleum products, since May 1999, and President of Mindanao Container Corp., a Philippines company specializing in the production and marketing of steel drums, since August 2008.

Mr. Romero-Salas is active in various business organizations. He is a director, and until recently was the president of, the Spanish Chamber of Commerce in the Philippines. He is currently a member of the board of the European Chamber of Commerce of the Philippines.

Mr. Romero-Salas is a graduate of the De La Salle University with a Bachelor of Science Degree in Industrial Management Engineering. He completed a post graduate MBA degree at the International Institute for Management Development in Lausanne, Switzerland. In addition, he has participated in various advanced management courses such as the International Executive Management Program of Stanford and the TNT Executive Management program at the University of Warwick.

Mark Jon Keene, *Director*

Mr. Keene is the Founding Partner of Optimus Financial Group ("Optimus"), a private equity and private client advisory firm located in Perth, Australia, and has served as its Managing Director since 1994.

Mr. Keene is a Chartered Accountant and accredited SMSF Specialist Advisor ("SPAA"), a Fellow of the Taxation Institute of Australia, and a CA accredited financial planning specialist. He has extensive experience in the areas of SMSF specialist advice. He sits on the executive committee of the Western

Australia branch of SPAA - The Self Managed Superannuation Fund Professional Association of Australia - as recognition of his experience and knowledge in this area.

Adrian Ignacio Ocampo, *Director*

Mr. Ocampo has served as a director of each of Telupay and TelUPay (Philippines), Inc. since June 2012 and November 2011, respectively. He has also served as the Technical Operations and Core Development Senior Manager of TelUPay (Philippines), Inc. since January 2011. Prior to his time at Telupay, Mr. Ocampo served as a director and Vice President of Qspan from June 2008 to December 2010.

Mr. Ocampo has over six years of experience in managing information technology companies. He was one of the founders who helped build up Qspan, where he also handled operations and information technology management. In 2004, he established Arowai IT Solutions, Inc., an information technology company that specializes in customized software development.

In addition, Mr. Ocampo served as a director and Vice President of JCI Makati Philippines, a leadership organization in the city of Makati, Philippines, from February 2005 to February 2007. Mr. Ocampo has previous experience spearheading a fitness and wellness organization. He also has experience with business process outsourcing.

Rosarito Deferia Carrillo, *Chief Financial Officer, Secretary and Treasurer*

Ms. Carrillo has served as a director and Corporate Secretary of TelUPay (Philippines), Inc. since September 2010. She has also served as TelUPay (Philippines), Inc.'s Director of Operations since December 2010. She served as the Business Development Manager of Qspan Technologies Philippines Inc. from June 2010 to October 2010. Prior to that, she served as the Business Development Manager of Toucan Realty Corporation, a real estate investment company, from December 2006 to April 2010, charged with strategic planning and management.

Ms. Carrillo was the Philippine Associate Director for the Confederation of Garment Exporters of the Philippines from January 1996 to April 2005, where she handled industry technical development, strategic partnership and advocacy programs supporting sectoral growth. She has also worked, starting as the Senior Trade and Investment Specialist, and then later as the Assistant Chief of the Softgoods Division, International Operations, and finally as the Chief of Corporate Planning for the Center for International Trade Expositions and Missions (CITEM) under the Department of Trade and Industry from September 1988 to March 1995.

Michael John Greenup, *Director*

Mr. Greenup has served as a director of our Company since October 2013. Mr. Greenup spent 16 years working as SHIRE Councilor and President/Mayor. Mr. Greenup also served at two public ASX companies in both executive and non-executive positions and at two private companies at directorship levels. In the early 1970s, Mr. Greenup started Mclarty & Greenup, a contracting business that carried out rural pursuits such as hay carting and restoration of old wooden rail fencing. In 1976, he created a business from Mclarty & Greenup called Pinjarra Rural Hay, which supplied, fed and exported live sheep to the Middle East. In 1986 he initiated a new venture called Murry River North, a business that carried out construction works for Aboriginal housing in remote areas of Australia. In 1998 Mr. Greenup started a business called Chaff City, a supplier and manufacturer of animal food and feeds in the equine industry.

Today, Mr. Greenup spends a lot of time sourcing materials in China for the mining industry and at the same time, managing his other personal investments.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until they resign or are removed from the board in accordance with our bylaws. Our officers are appointed by our Board of Directors and hold office until they resign or are removed from office by the Board of Directors.

Significant Employees

We have no significant employees other than the officers and directors described above.

Family Relationships

There are no family relationships among our directors and officers.

Involvement in Certain Legal Proceedings

Except as disclosed in this prospectus, during the past ten years none of the following events have occurred with respect to any of our directors or executive officers:

1. A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2. Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

   i. Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

   ii. Engaging in any type of business practice; or

   iii. Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4. Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) above, or to be associated with persons engaged in any such activity;

5. Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6. Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7. Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i. Any Federal or State securities or commodities law or regulation; or

 ii. Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

 iii. Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8. Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

There are currently no legal proceedings to which any of our directors or officers is a party adverse to us or in which any of our directors or officers has a material interest adverse to us.

Code of Ethics

We have adopted a corporate code of ethics. We believe our code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to the code.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The table below summarizes all compensation awarded to, earned by or paid to our executive officers by any person for all services rendered in all capacities to them during our fiscal years ended March 31, 2013 and 2014.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Adrian Crawford Ansell, *Chief Executive Officer*	2014	86,932	Nil	200,000[1]	Nil	Nil	Nil	Nil	286,932
	2013	63,750	Nil	Nil	Nil	Nil	Nil	Nil	63,750
Perseverando Medalla Hernandez, *Managing Director – M.E*	2014	86,932	Nil	200,000[2]	Nil	Nil	Nil	Nil	286,932
	2013	72,375	Nil	Nil	Nil	Nil	Nil	Nil	72,375
Jose Luis Moraza Romero-Salas, *Chairman Plc /CEO/President – Philippines*	2014	32,273	Nil	450,000[3]	Nil	Nil	Nil	Nil	482,273
	2013	64,375	Nil	267,123[4]	Nil	Nil	Nil	Nil	331,498
Adrian Ignacio Ocampo, *IT Director – Philippines*	2014	19,109	Nil	Nil	Nil	Nil	Nil	Nil	19,109
Rosarito Deferia Carrillo, *Corporate Secretary*	2014	28,409	Nil	90,000[5]	Nil	Nil	Nil	Nil	118,409
	2013	Nil	Nil	44,877[6]	Nil	Nil	Nil	Nil	44,877
Francis Chiew *Former President, Chief Executive Officer, Chief Financial Officer, Secretary & Treasurer*[7]	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1) The Company issued shares to Mr. Adrian Ansell as compensation for services covering ½ salary for the period April July 2013. The valuation of the stock awards is based on their fair values at the date of grant in accordance with ASC 718.

(2) The Company issued shares to Mr. Perseverando Hernandez as compensation for services covering ½ salary for the period April July 2013. The valuation of the stock awards is based on their fair values at the date of grant in accordance with ASC 718.

(3) The Company issued shares to Mr. Romero Salas as compensation for services rendered April September 2013 and to compensate for ½ salary for the period April July 2013. The valuation of the stock awards is based on their fair values at the date of grant in accordance with ASC 718.

(4) The Company issued shares to Mr. Romero Salas as compensation for services rendered. The valuation of the stock awards is based on their fair values at the date of grant in accordance with ASC 718. See Note 2 (Significant Accounting Policies Share Based Compensation) in the Notes to the Consolidated Financial Statements of Telupay PLC and Subsidiaries for the

years ended March 31, 2013 and 2012.

(5) The Company issued shares to Ms. Carrillo as compensation for services rendered for the period April September 2013. The valuation of the stock awards is based on their fair values at the date of grant in accordance with ASC 718.

(6) The Company issued shares to Ms. Carrillo as compensation for services rendered. The valuation of the stock awards is based on their fair values at the date of grant in accordance with ASC 718. See Note 2 (Significant Accounting Policies Share Based Compensation) in the Notes to the Consolidated Financial Statements of Telupay PLC and Subsidiaries for the years ended March 31, 2013 and 2012.

(7) Mr. Chiew resigned as an officer and director as of September 24, 2013.

Outstanding Equity Awards

As at March 31, 2014, there were no unexercised options, stock that had not vested or outstanding equity incentive plan awards with respect to our officers or directors.

Compensation of Directors

The table below summarizes all compensation awarded to, earned by or paid to our directors during our fiscal year ended March 31, 2014. Certain of our directors served as officers of our Company, and any compensation they received due to their services are disclosed in the table above and are not included in the table below.

Director Compensation

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compen-sat ion ($)	Non-qualifi ed Deferred Compen-sa tion Earnings ($)	All Other Compen-s ation ($)	Total ($)
Adrian Crawford Ansell (1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Jose Luis Moraza Romero-Salas (1)	8,333(3)	N/A	N/A	N/A	N/A	N/A	8,333
Perseverando Medalla Hernandez	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Adrian Ignacio Ocampo	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Mark Jon Keene	8,333(3)	N/A	N/A	N/A	N/A	N/A	8,333
Michael John Greenup	8,333(3)	N/A	N/A	N/A	N/A	N/A	8,333
Francis Chiew (1) (2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1) See Summary Compensation Table Telupay above.

(2) Mr. Chiew resigned as an officer and director as of September 24, 2013.

(3) All Non Executive Directors are provided with a quarterly compensation of US$5,000 each, the amount provided covered the period November 2013 March 2014.

Executive Services Agreements

Telupay has issued executive service agreements to three directors, namely: Adrian Crawford Ansell, Perseverando Medalla Hernandez and Jose Luis Moraza Romero-Salas, which have been amended periodically. Pursuant to these agreements, two executives (Mr. Ansell and Mr. Hernandez are entitled to monthly compensation of $7,500) and one executive (Mr. Romero-Salas) is entitled to monthly compensation of $5,000. During March 2012, the monthly compensation to be received by each of Mr. Ansell and Mr. Hernandez was amended to $3,750 cash and share-based compensation amounting to $3,750, and the monthly compensation to be received by Mr. Romero-Salas was amended to $2,500 cash and share-based compensation amounting to $2,500.

During the year ended March 31, 2013, Telupay issued common shares to two Company executives (to Mr. Romero-Salas and Ms. Carrillo) as compensation for services rendered during the period. The fair value of the shares totaled $312,000. Out of the $312,000, $177,000 was recorded as executive compensation and $135,000 was recorded as prepaid share-based compensation as of March 31, 2013.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of ~~May 6,~~June 9, 2014 by: (i) each person (including any group) known to us to own more than 5% of our shares of common stock; (ii) each of our directors; (iii) each of our officers; and (iv) our officers and directors as a group. To our knowledge, each holder listed possesses sole voting and investment power with respect to the shares shown.

Title of class	Name and address of beneficial owner[1]	Amount and nature of beneficial owner[2]	Percentage of class[3]
Officers and Directors			
Common Stock	Adrian Crawford Ansell	10,651,325[4]	6.6%
Common Stock	Jose Luis Moraza Romero-Salas	7,759,079[5]	4.8%
Common Stock	Perseverando Medalla Hernandez	6,157,514	3.8%
Common Stock	Adrian Ignacio Ocampo	2,331,912	1.4%
Common Stock	Mark Jon Keene	4,984,362[6]	3.1%
Common Stock	Michael John Greenup	1,762,809	1.1%
Common Stock	Rosarito Deferia Carrillo	1,297,802	Less than 1%
Common Stock	All executive officers and directors as a group (7 persons)	34,944,801[7]	21.4%
Persons owning more than 5% of voting securities			
Common Stock	Optimus Capital Pty Ltd. Level 2, 41-43 Ord Street West Perth WA, ~~6005~~ 6005, Australia	25,110,000[8]	14.8%
Common Stock	David Buvac 35 Carrington Avenue Hurstville Sydney, NSW, ~~2220~~ 2220, Australia	9,832,607[9]	6.1%
Common Stock	Francis Chiew Block 547 Unit #03-39 Pasir Ris Street 51 Singapore 510547	9,000,000	5.6%
Common Stock	Forte Finance 192 Old Bakery Street Valletta VLT ~~08~~	8,079,146	5.0%

| 08, Malta | | |

(1) The address of our officers and directors is our Company's address, which is First Island House, Peter Street, St. Helier, Jersey, Channel Islands

(2) Under Rule 13d 3 of the Exchange Act a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (i) voting power, which includes the power to vote or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(3) Based on ~~161,476,831~~161,476,726 shares of our common stock issued and outstanding as of ~~May 6,~~June 9, 2014.

(4) This figure includes 9,381,543 shares of common stock held directly and 1,269,782 shares of common stock held indirectly by Mr. Ansell's spouse.

(5) This figure includes 7,705,079 shares of common stock held directly and 54,000 shares of common stock held indirectly by Mr. Romero Salas' spouse.

(6) This figure includes (i) 2,232,000 shares of common stock held indirectly through Granite Creek Investments Pty Limited, (ii) 1,090,908 shares of common stock held indirectly through Optimus Private Equity Fund (Optimus Capital), (iii) warrants exercisable to purchase 1,116,000 shares of common stock held indirectly through Granite Creek Investments Pty Limited and (iv) warrants exercisable to purchase 545,454 shares of common stock held indirectly through Optimus Private Equity Fund (Optimus Capital).

(7) This figure includes (i) 33,283,347 shares of common stock and (ii) warrants exercisable to purchase 1,661,454 shares of common stock.

(8) This figure includes (i) 16,740,000 shares of common stock and (ii) warrants exercisable to purchase 8,370,000 shares of common stock.

(9) This figure includes (i) 9,142,607 shares of common stock and (ii) warrants exercisable to purchase 690,000 shares of common stock.

Changes in Control

We are unaware of any contract, or other arrangement or provision, the operation of which may at a subsequent date result in a change of control of our company.

EXPERTS

McMillan LLP, our independent legal counsel, has provided an opinion on the validity of the shares of our common stock that are the subject of this prospectus.

The audited consolidated financial statements included in this prospectus have been audited by LL Bradford & Company, Chartered Accountants, which is an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere in this prospectus. These financial statements are included in reliance upon the authority of said firms as experts in auditing and accounting.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock offered hereby was employed on a contingency basis, or had, or is to receive, in connection with such offering, a substantial interest, direct or indirect, in our company, nor was any such person connected with our company as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS, AND DIRECTOR INDEPENDENCE

Except as described below, are no transactions, during our last two fiscal years to date, or any currently proposed transactions, in which we were or are to be a participant where the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for each of our last two fiscal years, and in which any "related person" had or will have a direct or indirect material interest. "Related person" includes:

(a)   any of our directors or officers;

(b)   any person proposed as a nominee for election as a director;

(c)   any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or

(d)   any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of any of the foregoing persons who has the same house as any of such person.

Related Party Transactions

Notes payable

Telupay PLC and its subsidiaries (the "Group") issued short-term promissory notes totaling $316,540 and $312,864 as of March 31, 2013 and 2012, respectively, to certain directors (Mr. Ansell, Mr. Hernandez, Mr. Romero-Salas and Mr. Schjelderup). The notes bear a flat interest at a rate of 10%, are unsecured, and matured 60 days from date of issuance. As of our year ended March 31, 2014, the total amount of the promissory notes, being $311,730, is in default and is due and payable.

Forte Finance

On June 1 and July 8, 2010, the Group issued two convertible short-term promissory notes totaling $175,000 to Forte Finance, controlled by a former director of the Group. The notes bear interest at a rate of 6% per annum, are unsecured, and are due on demand. The notes are convertible at the election of the holder at a rate of $0.28 per share. As of the date of issuance, the fair value of the shares was $0.28; accordingly no discount to the notes payable has been recorded for the conversion feature. These notes went into default and Forte Finance made a demand on the balance due.

During the year ended March 31, 2011, the Group entered into a financial consulting agreement with Forte Finance to assist in obtaining equity financing for Telupay. Pursuant to the agreement, Telupay agreed to pay a commission to Forte Finance for funds originating as a result of their efforts. For the fiscal year ended March 31, 2011, Telupay has paid $6,160, and recorded a payable amounting to $37,350, was charged against the gross proceeds from the issuance of Telupay's shares.

Telupay entered into an agreement with QSpan in exchange for common shares on Telupay. Pursuant to the agreement, Forte Finance received 2.25 million shares of Telupay and claimed to be owed an additional 2.25 million shares.

On July 1, 2013, Telupay entered into a settlement agreement with Forte Finance regarding these matters. Pursuant to the agreement, Telupay agreed to convert the outstanding amounts claimed under notes payables to 2,523,414 million shares, consultancy shares of 1.125 million and outstanding fees in total amount of $90,000 was settled according to terms set in the agreement.

Upon completion of the Merger transaction on September 24, 2013, Forte Finance held 5,386,097 shares of the Company's common stock (on a pre-October 2013 forward share split basis).

Review, Approval and Ratification of Related Party Transactions

Our Board of Directors has responsibility for establishing and maintaining guidelines relating to any related party transactions between us and any of our officers or directors. Any conflict of interest between a director or officer and us must be referred to the non-interested directors, if any, for approval. We intend to adopt written guidelines for the board of directors which will set forth the requirements for review and approval of any related party transactions.

Director Independence

The Board of Directors has determined that Jose Luis Moraza Romero-Salas, Mark Jon Keene and Michael John Greenup each qualify as independent directors under the listing standards of the NYSE MKT Equities Exchange.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by the Nevada Revised Statutes, our Articles of Incorporation and our Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act with the SEC with respect to the shares of our common stock offered through this prospectus. This prospectus is filed as a part of that registration statement but does not contain all of the information contained in the registration statement and exhibits. Statements made in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents of our Company. You may inspect the registration statement, exhibits and schedules filed with the SEC at the SEC's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, at 100 F Street, NE, Washington, D.C. 20549, on official business days during the hours of 10:00 a.m. to 3:00 p.m. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and information regarding registrants that file electronically with the SEC. Our registration statement and the referenced exhibits can also be found on this site.

We are subject to the Exchange Act and we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov.

DEALER PROSPECTUS DELIVERY OBLIGATION

No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations may not be relied on as having been authorized by us. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in our affairs since the date of this prospectus. This prospectus does not constitute any offer to sell, or solicitation of any offer to buy, by any person in any jurisdiction in which it is unlawful for any such person to make such an offer or solicitation. Neither the delivery of this prospectus nor any offer, solicitation or sale made hereunder, shall under any circumstances create any implication that the information herein is correct as of any time subsequent to the date of the prospectus.

INDEX TO FINANCIAL STATEMENTS

Telupay International Inc. (formerly i-Level Media Group Incorporated)
Condensed Consolidated Balance Sheets
(Unaudited)

	December 31, 2013 $	March 31, 2013 $
ASSETS		
Current Assets		
Cash	113,149	16,770
Accounts receivable	8,265	8,679
Other receivables		4,128
Total Current Assets		29,577
Property and equipment, net of accumulated depreciation of $85,909 and $81,226, respectively	33,660	33,950
Capitalized software development costs, net of accumulated amortization of $101,208 and $75,997, respectively	120,181	155,137
Other noncurrent assets	70,805	55,136
Total Other Assets	190,986	210,273
Total Assets	359,583	273,800
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities		
Accounts payable and accruals	676,223	388,518
Accounts payable and accruals – related party	204,555	375,504
Deferred revenue (Note 8)	24,707	24,000
Notes payable (Note 6)	768,955	76,412
Notes payable – related parties (Note 5)	360,106	316,540
Convertible notes payable (Note 6)	-	150,000
Convertible notes payable – related party (Note 5)	-	175,000
Total Current Liabilities	2,034,546	1,505,974
Deferred Tax Liability	543	543
Total Liabilities	2,035,089	1,506,517
Stockholders' Deficit		
Common Stock, 1,500,000,000 shares authorized, $0.001 par value 161,476,831 and 83,818,894 issued and outstanding, respectively, (Note 4)	161,477	83,819
Additional paid-in capital	7,277,752	6,679,717
Unamortized share-based compensation	(24,186)	(183,375)
Cumulative translation adjustments	(12,154)	(13,306)
Accumulated deficit	(9,078,395)	(7,799,572)
Total Stockholders' Deficit	(1,675,506)	(1,232,717)
Total Liabilities and Stockholders' Deficit	359,583	273,800

(See accompanying notes to consolidated financial statements)

Telupay International Inc. (formerly i-Level Media Group Incorporated)
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,	
	2013	2012	2013	2012
	$	$	$	$
Revenues	30,542	20,586	62,906	43,801
Operating Expenses				
Direct operating expense	27,585	2,439	56,135	2,439
Salaries and benefits	146,113	114,940	398,988	370,852
Share-based compensation – related parties	211,052	102,870	341,802	426,070
Travel	40,997	497	59,431	24,533
Professional fees	167,330	33,312	293,146	145,575
General and administrative expenses	40,350	30,779	100,966	130,114
Depreciation and amortization	18,789	19,771	51,563	61,487
Total Operating Expenses	652,216	304,608	1,302,031	1,161,070
Net Loss from Operations	(621,674)	(284,022)	(1,239,125)	(1,117,269)
Other Income (Expense)				
Interest income	38	31	64	113
Interest expense, net	(10,052)	(2,561)	(14,552)	(7,372)
Interest expense-related party	-	(2,625)	(5,250)	(7,875)
Finance cost	-	-	(7,500)	(372)
Finance cost - related party	-	-	-	(72)
Other income (expense)	787	(372)	(22,059)	-
Foreign exchange gain (loss)	12,754	(1,334)	9,599	-
Total Other Income (Expense)	3,527	(6,861)	(39,698)	(15,578)
Net Loss before Provision for Income Taxes	(618,147)	(290,883)	(1,278,823)	(1,132,847)
Provision for Income Taxes	-	-	-	(543)
Net Loss for the Period	(618,147)	(290,883)	(1,278,823)	(1,133,390)

(See accompanying notes to consolidated financial statements)

Telupay International Inc. (formerly i-Level Media Group Incorporated)
Condensed Consolidated Statements of Comprehensive (Loss)
(Unaudited)

	The Three Months Ended December 31,		The Nine Months Ended December 31,	
	2013 $	2012 $	2013 $	2012 $
Net Loss for the Period	(618,147)	(290,883)	(1,278,823)	(1,133,390)
Cumulative Translation Adjustment				
Foreign currency translation	(9,496)	64,045	12,925	50,612
Total Comprehensive Income (Loss)	(627,643)	(226,838)	(1,265,898)	(1,082,778)

(See accompanying notes to consolidated financial statements)

Telupay International Inc. (formerly i-Level Media Group Incorporated)
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	For the Nine Months Ended December 31,	
	2013	2012
	$	$
Operating Activities		
Net loss	(1,278,823)	(1,133,390)
Adjustments to reconcile net loss to cash:		
Depreciation and amortization	51,563	61,487
Other expense paid in shares	30,000	-
Amortization of share-based compensation costs	189,189	-
Foreign currency loss	7,172	(50,612)
Shares issued for services	46,500	254,700
Changes in operating assets and liabilities:		
Increase in accounts receivable	414	3,247
Increase in other current assets	(9,396)	(11,158)
Increase (decrease) in accounts payable and accrued expenses	(18,407)	63,832
(Decrease) in accounts payable and accrued expenses – related party	(307,149)	31,707
(Decrease) in deferred revenue	707	(2,646)
Net Cash Used in Operating Activities	(1,288,230)	(782,833)
Investing Activities		
Increase in other assets	(15,669)	(12,257)
Acquisition of furniture and equipment	(16,317)	(4,112)
Net Cash Used in Investing Activities	(31,986)	(16,369)
Financing Activities		
Repayment of notes payable	(825)	-
Proceeds from notes payable – related party	43,566	46,863
Proceeds from sale of common stock, net of offering costs	1,373,854	750,846
Net Cash Provided by Financing Activities	1,416,595	797,709
Increase (Decrease) in Cash	96,379	(1,493)
Cash - Beginning of Period	16,770	9,789
Cash - End of Period	113,149	8,296
Supplemental Disclosures:		
Interest paid	-	-
Income taxes paid	-	-
Non-cash Financing and Investing Activities:		
Common stock issued for conversion of notes and interest	378,512	
Common stock issued for other expenses	30,000	
Common stock issued for financing – related party		11,874
Common stock issued for services	-	252,450

(See accompanying notes to consolidated financial statements)

F- 4

Telupay International Inc. (formerly i-Level Media Group Incorporated)
Consolidated Statement of Changes in Stockholders' Deficit for the Year Ended
March 31, 2013 and the Nine Months Ended December 31, 2013
(Unaudited)

	Common Shares #	Amount $	Additional Paid-in Capital $	Unamortized Stock Based Compensation $	Accumulated Comprehensive Income $	Accumulated Deficit $	Total $
Balance, March 31, 2012	78,271,357	78,272	5,415,416	-	14,343	(6,344,496)	(836,465)
Issuance of shares for services	954,000	954	78,546	(48,375)	-	-	31,125
Issuance of shares for services – related party	2,102,400	2,102	429,899	(135,000)	-	-	297,001
Issuance of shares for cash, net	9,123,102	9,123	737,977	-	-	-	747,100
Issuance of shares for financing – related party	1,468,035	1,468	9,779	-	-	-	11,247
Forfeiture of shares	(8,100,000)	(8,100)	8,100	-	-	-	-
Translation adjustment	-	-	-	-	(27,649)	-	(27,649)
Net loss for the year	-	-	-	-	-	(1,455,076)	(1,455,076)
Balance, March 31, 2013	83,818,894	83,819	6,679,717	(183,375)	(13,306)	(7,799,572)	(1,232,717)
Offering costs – related party	-	-	(4,275)				(4,275)
Issuance of shares for cash, net	20,448,000	20,448	1,220,183				1,240,631
Issuance of shares previously authorized	6,459,060	6,459	131,041				137,500
Issuance of shares for loans converted	4,542,145	4,542	373,972				378,514
Previously forfeited shares re-issued	2,025,000	2,025	(2,025)				-
Issuance of shares to settle disagreement	360,000	360	29,640				30,000
Forfeiture of shares	(112,500)	(112)	112				-
Issuance of shares for services	558,000	558	45,942				46,500
Recapitalization Transactions – September 24, 2013:							
Shares acquired by Telupay International Inc.	(118,098,594)	(118,099)	(8,474,307)				(8,592,406)
Shares of Telupay International Inc.	113,878,237	113,878	8,484,544				8,598,422
Cancellation of founders shares	(70,500,000)	(70,500)	70,500				-
Shares issued to shareholders of Telupay PLC to effect the recapitalization	118,098,586	118,099	(118,099)				-
Liabilities assumed of Telupay International Inc.	-	-	(1,159,193)		(6,020)		(1,165,213)
Translation adjustment	-	-	-		7,172		7,172
Amortization of stock based compensation	-	-	-	159,189			159,189
Net loss for the period	-	-	-	-	-	(1,278,823)	(1,278,823)
Balance, December 31, 2013	161,476,831	161,477	7,277,752	(24,186)	(12,154)	(9,078,395)	(1,675,506)

(See accompanying notes to consolidated financial statements)

F- 5

F - 6

Telupay International Inc. (formerly i-Level Media Group Incorporated)
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Nature of Operations and Presentation

Telupay International Inc. (the "Company") (formerly i-Level Media Group Incorporated) was incorporated in the State of Nevada on August 23, 2005 as Jackson Ventures Ltd. and its initial operations included the acquisition and exploration of mineral resources. In March, 2007 the Company changed its name to i-Level Media Group Incorporated ("i-Level") and changed its business to that of developing and operating a digital media network service. This business ceased operations on December 1, 2008 and its business was wound-up.

Effective September 24, 2013, the Company completed the acquisition, by way of a Merger Agreement, of 100% of the issued and outstanding shares of Telupay PLC ("Telupay"), a company incorporated in Jersey, Channel Islands on March 2, 2010. Telupay owns the following wholly-owned subsidiaries: (i) Telupay IP Limited (Jersey, Channel Islands), to hold its intellectual property; (ii) Telupay Solutions Limited (Jersey, Channel Islands) as the operations arm of the Telupay group of companies; (iii) Telupay (M.E) FZE (Dubai, AEC), which subsequently incorporated its own subsidiary in the Philippines, Telupay (Philippines) Inc.; and (iv) Telupay UK Limited (England). Telupay and its subsidiaries are engaged in the mobile banking and payment processing business primarily in the Philippines, Peru, Indonesia, Myanmar and the United Kingdom.

As a result of the Merger Agreement, Telupay is now a wholly-owned subsidiary of the Company. Effective October 22, 2013 the Company changed its name to Telupay International Inc. and effectuated a forward stock split of its authorized and issued outstanding shares of common stock on a 1.5 new shares for 1 old basis. As a result the Company's authorized share capital increased from 1,000,000,000 shares of common stock to 1,500,000,000 shares of common stock and correspondingly, the Company's issued and outstanding share capital increased from 107,651,214 shares of common stock to 161,476,831 shares of common stock. This forward stock split has been accounted for retroactively. The Company, as a result of the Merger Agreement, is no longer a development stage company and will not present accumulated from inception amounts.The closing of the acquisition of Telupay represented a change in control of the Company. For accounting purposes, this change of control constituted a re-capitalization of the Company, and the acquisition has been accounted for as a reverse merger whereby the Company, as the legal acquirer, is treated as the acquired entity, and Telupay, as the legal subsidiary, is treated as the acquiring company with the continuing operations and historical financial statements.

2. Summary of Significant Accounting Policies

Basis of Presentation

These unaudited interim condensed consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. As a result of the acquisition of Telupay on September 24, 2013, the Company has changed its fiscal year end from December 31 to March 31. These financial statements include the accounts of the Company and its consolidated subsidiaries: Telupay PLC, Telupay IP Limited, Telupay Solutions Limited, Telupay (M.E) FZE (Dubai, AEC), Telupay (Philippines) Inc., and Telupay UK Limited. The statement of operations includes the accounts of i-Level from September 24, 2013 to December 31, 2013 and the accounts of Telupay and its subsidiaries for all historical presentations.

Use of Estimates

The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses in the reporting period. The Company regularly evaluates estimates and assumptions related to stock-based compensation, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Equipment	3-5 years
Furniture	7 years

The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there were no impairments needed as of December 31, 2013.

Capitalized Software Development Costs

The Company capitalizes internal software development costs subsequent to establishing technological feasibility of a software application. Capitalized software development costs represent the costs associated with the internal development of The Company's software applications. Amortization of such costs is recorded on a software application-by-application basis, based on the greater of the proportion of current year sales to total of current and estimated future sales for the applications or the straight-line method over the remaining estimated useful life of the software application. The Company continually evaluates the recoverability of capitalized software costs and will charge to operations amounts that are deemed unrecoverable for projects it abandons.

Revenue Recognition

Revenue is derived through enterprise application integration, programming, wholesale sales and distribution of customized software applications, after-sales support and technical assistance, as well as the provision of third-party services and other related ancillary and/or support functions, services and systems related to mobile banking, money and payment solutions.

Products and Services

The Company's copyrighted technologies provide a modular, adaptable systems solution and application software designed to operate in multi-channel gateways and connected devices, providing services such as software development, mobile banking, mobile money and payment services, maintenance and after-sales support (i.e. system upgrades and updates), and customization services. The Company also provides other services, such as consulting and programming, provides licenses on Software as a Service ("SaaS") basis, and receives royalties on sales on a performance basis, such as when a client acquires a new customer using our copyrighted products.

Sale of Products and Services

Contract revenue is at a specifically fixed price separate from the price of software and PCS (Post-Contract Customer Support). Upon complete delivery based on a specific SLA (Service Level Agreement) and certificate of acceptance by the client, software revenue is recognized and billed to the client.

Any cash payments before delivery in the form of deposits are treated as deferred revenue until acceptance of the client is evident to signify delivery of the product. This is the time the revenue is recognized, such that upon delivery, such deferred revenue will be recognized as revenue.

In the case of PCS referring to bug fixes, patches and updates, these are treated as free support for the life of the contract. Maintenance cost is usually as a standard free for the first year. During the second year and succeeding years until end of the contract, maintenance cost revenues will be recognized on a ratable basis, applying a straight-line method. PCS product upgrades are priced separately and recognized as revenue over the life of the contract on a ratable basis.

Based on a contractual period, the Company's income is generated with a client under a *revenue-sharing arrangement per transaction basis* with fixed transaction fee(s) paid by the client or by the client's customers, which is generally collected and reconciled by the client and then shared on a standard range of 50/50 revenue sharing percentage between the Company and the client net of system transaction costs. A reconciliation of successful transactions by the Company is done at the end of each month and confirmed by the client. Revenue is recognized and invoiced at this stage. The contract also allows the option for *annual customer subscription fees* collected from the client's customers or paid directly by the client to the Company. A reconciliation of annual subscription fees is done every month by the Company and confirmed by the client. Annual subscription fees are invoiced at the end of each month, and revenue is recognized rateably over the one-year subscription period.

Another revenue stream is *commission from third-party providers* (i.e. airtime providers, biller institutions, merchants) that is shared on a standard 70/30 revenue share per transaction with the client in favor of the Company. The commissions are collected from the third party by the client and shared with the Company. A reconciliation of successful transactions by the Company is done at an agreed billing period and confirmed by the client. Revenue is recognized and invoiced at this stage.

The Company also generates revenue from *development fees and after-sales support* to cover maintenance, upgrades and other additional services costs. For such and all other sales of product or services, the Company recognizes revenues based on the terms of the customer agreement. In case of multiple elements, the contract has the specifics defining every payment or billing milestone as agreed upon between the Company and the client. Revenue is recognized based on a fixed price distributed every specific milestone.

Revenue generated from *licensure and royalty fees* is recognized rateably over the agreement period.

Loss per Share

The Company reports earnings (loss) per share in accordance with ASC Topic 260-10, "Earnings per Share." Basic earnings (loss) per share are computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share have not been presented since the effect of the assumed exercise or conversion of stock options, warrants, and debt to purchase common shares, would have an anti-dilutive effect.

Long-lived assets

The Company accounts for its long-lived assets in accordance with ASC Topic 360-10-05, "Accounting for the Impairment or Disposal of Long-Lived Assets." ASC Topic 360-10-05 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost or carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and its fair value or disposable value. As of December 31, 2013 and March 31, 2013, The Company determined that none of its long-term assets were impaired.

Fair Value of Financial Instruments

The Company has financial instruments whereby the fair value of the financial instruments could be different from that recorded on a historical basis in the accompanying balance sheets. The Company's financial instruments consist of cash, receivables, accounts payable, accrued liabilities, and notes payable. The carrying amounts of The Company's financial instruments approximate their fair values as of December 31, 2013 and March 31, 2013 due to their short-term nature.

Share-Based Compensation

The Company accounts for stock-based payments to employees in accordance with ASC 718, "Stock Compensation" ("ASC 718"). Stock-based payments to employees are currently comprised of restricted stock grants that are recognized in the consolidated statement of operations based on their fair values at the date of grant.

The Company accounts for stock-based payments to non-employees in accordance with ASC 718 and Topic 505-50, "Equity-Based Payments to Non-Employees." Stock-based payments to non-employees may include grants of stock, stock options and issuances of warrants that are recognized in the consolidated statement of operations based on the value of the vested portion of the award over the requisite service period as measured at its then-current fair value as of each financial reporting date. The fair value of option grants and warrant issuances will be calculated utilizing the Black-Scholes pricing model. The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. ASC 718 requires forfeitures to be estimated at the time stock options are granted and warrants are issued to employees and non-employees, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered stock option or warrant. The Company estimates forfeiture rates for all unvested awards when calculating the expense for the period. In estimating the forfeiture rate, The Company monitors both stock option and warrant exercises as well as employee termination patterns. As of December 31, 2013 and March 31, 2013, The Company recorded stock-based compensation to employees in the amounts of $24,189 and $16,125, respectively. As of December 31, 2013 and March 31, 2013, The Company recorded stock-based compensation to directors in the amounts of $100,500 and $177,000, respectively.

Foreign Currency

The Company accounts for foreign currency in accordance with ASC Topic 830 "Foreign Currency" whereby the local currency is the functional currency. Assets and liabilities of the Company's foreign locations are translated to reporting currency at the rate of exchange existing at the balance sheet date. Income statement amounts are translated at a weighted average monthly exchange rate for each reporting period. The cumulative translation adjustments resulting from changes in exchange rates are included in the consolidated balance sheet as "Other comprehensive income", a separate component of stockholders' equity. Transaction gains and losses are included in the consolidated statement of operations. As of December 31, 2013 and March 31, 2013, the

Company reported ($12,154) and ($13,306), respectively, in cumulative translation adjustment losses related to foreign currency re-measurement.

<u>Recent accounting pronouncements</u>

No recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company's present or future financial statements.

<u>International Financial Reporting Standards</u>

In November 2008, the Securities and Exchange Commission ("SEC") issued for comment a proposed roadmap regarding potential use of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Under the proposed roadmap, The Company would be required to prepare financial statements in accordance with IFRS in fiscal year 2014, including comparative information also prepared under IFRS for fiscal 2013 and 2012. The Company is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments.

3. Going Concern

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. The Company has not yet achieved profitable operations since its inception. Through December 31, 2013, the Company had accumulated losses of $9,078,395 and a working capital deficit of $1,899,609. Management expects to incur further losses in the development of its business, all of which raises substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

4. Acquisition of Telupay PLC

Effective September 24, 2013, the Company completed the acquisition of 100% of the issued and outstanding shares of Telupay PLC ("Telupay") pursuant to a Merger Agreement. Telupay is an early stage company focused on the development and commercialization of mobile banking and payment applications and systems. Telupay is a limited liability company incorporated under the laws of the Jersey Channel Islands. Under the terms of the Merger Agreement, Telupay's stockholders received 1.2 shares of i-Level common stock for every one share of Telupay common stock. With 65,610,325 (on a pre-split basis) shares of Telupay common stock outstanding, 78,732,390 (on a pre-split basis) shares of i-Level shares were issued to the former Telupay stockholders as at September 24, 2013. In addition, the Merger Agreement required that i-Level's Chief Executive Officer and director tender back to the treasury of i-Level for cancellation an aggregate of 47,000,000 (pre-split) shares of i-Level leaving 28,918,825 pre-split shares of i-Level issued prior to the Merger Agreement. Taking into account the cancellation of such shares, the shares of i-Level issued to Telupay stockholders represented 73% of the issued and outstanding common stock of i-Level post-closing; as a result the Merger Agreement represented a change in control of the Company. For accounting purposes, this change of control constitutes a re-capitalization of the Company, and the acquisition has been accounted for as a reverse merger whereby we, i-Level, as the legal acquirer, is treated as the acquired entity, and Telupay, as the legal subsidiary, is treated as the acquiring company with the continuing obligations and operations.

The Merger Agreement also provided that all outstanding Telupay warrants would be exchanged for warrants of i-Level based on the same exchange ratio of 1.2 to 1. As a result of the Merger Agreement and the forward split such Telupay PLC warrants have been cancelled and exchanged for 10,734,000 post-split warrants to acquire 10,734,000 post-split shares of the Company exercisable at $0.2777 per share expiring June 28, 2014.

5. Related Party Transactions

<u>Notes payable – related parties</u>

Telupay PLC issued short-term promissory notes totaling $316,540 as of March 31, 2013 to certain directors. The notes bear interest at 10%, are unsecured, and matured 60 days from date of issuance. These notes are currently in default, unsecured and due on demand. These directors have not demanded repayment.

<u>Convertible notes payable – related party</u>

Telupay PLC issued two unsecured convertible 6% demand promissory notes totaling $175,000 to a former director of Telupay PLC. As of December 31, 2013, these convertible notes were converted into common shares of Telupay prior to the merger.

<u>Dispute with former director</u>

F- 10

On July 1, 2013, Telupay PLC entered into a settlement agreement to settle notes payable and other liabilities. Pursuant to the agreement, the Company agreed to convert outstanding amounts claimed under notes payables to 2,523,414 Telupay PLC shares; outstanding consulting fees of 1,125,000 Telupay PLC shares and outstanding fees in total amount of $90,000 was settled according to terms set in the agreement.

Executive compensation

Telupay PLC entered into executive service agreements with three directors.

Two directors, who are also officers, are entitled to monthly compensation of $7,500. During 2012, the monthly compensation was amended to $3,750 in cash and $3,750 in share-based compensation. The third director is entitled to monthly compensation of $5,000. During 2012, the monthly compensation was amended to $2,500 in cash and $2,500 in share-based compensation. On June 25, 2013, the Board of Directors authorized directors' monthly compensation to 50% paid in cash and 50% paid in shares. On October 4, 2013 the Board of Directors approved the retroactive full cash compensation for the Company's three directors beginning July 2013.

Share-based compensation

Telupay Plc cancelled the contractor agreements with one director and an officer ending the issuance of share-based compensation effective October 31, 2013.

Due to former officer/director of i-Level

The Company's former officer/director was paid $4,000 per month for services rendered up to September 24, 2013. As at December 31, 2013 a total of $106,200 was owed. This amount is unsecured, non-interest bearing and due on demand.

6. Convertible Notes and Note Payable

In 2010 Telupay PLC issued two 6% promissory notes totaling $150,000 convertible at the election of the holder at a rate of $0.30 per Telupay PLC share. On July 1, 2013 these promissory notes plus interest were converted into Telupay PLC shares.

The Company had short-term 12% interest bearing, unsecured notes of $332,332. As at December 31, 2013 there was interest of $228,480 accrued. This note holder is also owed $163,331 which is non-interest bearing, unsecured and due on demand. The total amount owing to an unrelated party is $754,543.

7. Fair Value of Financial Instruments

The Company adopted ASC Topic 820-10 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level I – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level II – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level III – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

December 31, 2013	Level I	Level II	Level III	Fair Value
Capitalized software development	$ –	$ –	$ 120,181	$ 120,181
Notes payable– related party	–	(360,316)	–	(360,316)
Notes payable	–	(768,955)	–	(768,955)
Convertible notes payable	–	–	–	–
Total	$ –	($1,129,271)	$ 120,181	($1,009,090)

March 31, 2013	Level I	Level II	Level III	Fair Value
Capitalized software development	$ –	$ –	$155,137	$155,137
Notes payable– related party	–	(316,540)	–	(316,540)
Notes payable	–	(76,412)	–	(76,412)
Convertible notes payable	–	(325,000)	–	(325,000)
Total	$ –	($717,952)	$155,137	($562,815)

8. Commitment

On March 26, 2012, Telupay PLC entered into a five-year License Agreement for the use and distribution of its mobile banking and payment software. Telupay PLC received a non-refundable amount of $30,000 for the exclusive right to distribute, use, and to provide the software to the licensees' clients. The amount was recorded as deferred revenue. The agreement is renewable upon mutual agreement of both parties.

9. Subsequent Events

The Company has evaluated all subsequent events through the date these financial statements were issued and determined the following:

The Company received $97,861 from a related party and $100,000 from an investor, respectively, evidenced by notes issued by the Company to these parties. These notes totaling $197,861 are, at the option of the holders: (i) convertible into 791,444 Units at $0.25 per Unit or (ii) payable in cash plus consideration of 395,722 common shares. Each Unit, if converted, will contain one common share and one/half of one common share purchase warrant to acquire an additional common share at $0.50 per share for a period of two years.

TELUPAY PLC AND SUBSIDIARIES

FINANCIAL STATEMENTS

MARCH 31, 2013 and 2012

(With Report of Independent Registered Public Accountants Thereon)

L.L. Bradford & Company LLC
Certified Public Accountants & Consultants



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
TelUpay PLC and Subsidiaries

We have audited the accompanying consolidated balance sheets of TelUpay PLC and Subsidiaries the "Company") as of March 31, 2013 and 2012, and the related statements of operations, stockholders' deficit and cash flows for each of the years in the periods ended March 31, 2013 and 2012. TelUpay PLC and Subsidiaries' management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TelUpay PLC and Subsidiaries as of March 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the periods ended March 31, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered losses from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

L.L. Bradford & Company, LLC

L.L. Bradford & Company
Las Vegas, Nevada
September 11, 2013

702 735 5030 ● 8880 West Sunset Road, Third Floor, Las Vegas NV 89148 ● www.llbradford.com

LEGAL_22464118.1LEGAL_22464118.1

TELUPAY PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31	
	2013	2012
ASSETS		
Current assets:		
Cash	$16,770	$9,789
Accounts receivable	8,679	14,831
Other receivables	4,128	3,138
Prepaid expenses	-	2,472
Total Current Assets	29,577	30,230
Fixed assets, net of accumulated depreciation of $81,226 and $47,916, respectively	33,950	62,446
Other assets:		
Capitalized software development costs, net of accumulated amortization of $75,997 and $29,389, respectively	155,137	203,562
Other noncurrent assets	55,136	39,108
Total Other Assets	210,273	242,670
TOTAL ASSETS	$273,800	$335,436
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable and accrued expenses	$388,518	$216,745
Accounts payable and accrued expenses– related parties	375,504	287,292
Deferred revenue	24,000	30,000
Notes payable	76,412	–
Notes payable– related parties	316,540	312,864
Convertible notes payable	150,000	150,000
Convertible notes payable– related party	175,000	175,000
Total Current Liabilities	1,505,974	1,171,901
Deferred tax liability	543	–
Total Liabilities	1,506,517	1,171,901
Stockholders' Deficit		
Common stock, $0.015 par value, 100,000,000 shares authorized, 46,566,052 and 43,484,087 shares issued and outstanding as of March 31, 2013 and 2012, respectively	699,421	653,131
Authorized and unissued common stock, 1,361,984 and 790,575 shares as of March 31, 2013 and 2012, respectively	21,528	11,874
Share-based compensation	(183,375)	–
Additional paid-in capital	6,042,587	4,828,683
Cumulative translation adjustments	(13,306)	14,343
Accumulated deficit	(7,799,572)	(6,344,496)
Total Stockholders' Deficit	(1,232,717)	(836,465)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$273,800	$335,436

See accompanying Notes to Consolidated Financial Statements.

TELUPAY PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended March 31	
	2013	2012
REVENUES		
Service income	$64,711	$1,809
OPERATING EXPENSES		
Direct operating expense	6,834	6,736
Salaries and benefits	423,915	322,045
Directors' compensation – related parties	417,000	747,342
Travel	24,916	60,629
Professional fees	377,432	145,106
General and administrative expenses	161,347	133,254
Depreciation and amortization	77,011	66,253
Total Operating Expenses	1,488,455	1,481,365
Net Loss from Operations	(1,423,744)	(1,479,556)
OTHER INCOME (EXPENSE)		
Interest income	117	146
Interest expense	(6,884)	(13,299)
Interest expense – related party	(16,145)	(34,921)
Finance costs	(7,500)	–
Finance costs – related party	(3,750)	(276,701)
Net foreign exchange gain (loss)	3,373	8,245
Total Other Income (Expense)	(30,789)	(316,530)
Net loss before provision for income taxes	(1,454,533)	(1,796,086)
PROVISION FOR INCOME TAXES	543	–
NET LOSS	($1,455,076)	($1,796,086)
Weighted average shares outstanding	48,120,244	41,700,788
Basic and diluted loss per share	($0.03)	($0.04)

	2013	2012
NET LOSS	($1,455,076)	($1,796,086)
OTHER COMPREHENSIVE INCOME (LOSS)		
Cumulative translation adjustments	27,649	(4,684)
TOTAL COMPREHENSIVE LOSS	($1,427,427)	($1,800,770)

\

See accompanying Notes to Consolidated Financial Statements.

TELUPAY PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

	Common Shares	Stock Amount	Additional Paid-in Capital	Authorized and unissued	Share–based compensation	Cumulative Adjustment	Accumulated Deficit	Total
Balances at March 31, 2011	40,487,391	$ 608,121	$3,575,023	—	—	$19,027	$(4,548,410)	$(346,239)
					—			
Issuance of common shares for services	1,724,554	25,903	577,691	—	—	—	—	603,594
Issuance of common shares for cash	1,272,142	19,107	426,142	—	—	—	—	445,250
Offering costs - related party	—	—	(15,000)	—	—	—	—	(15,000)
Authorized but unissued – related parties	—	—	264,827	11,874	—	—	—	276,701
Translation adjustment	—	—	—	—	—	(4,684)	—	(4,684)
Net loss for the year	—	—	—	—	—	—	(1,796,086)	(1,796,086)
Balances at March 31, 2012	43,484,087	$653,131	$4,828,683	$11,874	—	$14,343	$(6,344,496)	$(836,465)
Issuance of common shares for services	530,000	7,961	71,539	—	(48,375)	—	—	31,125
Issuance of common shares for services-related party	1,698,000	17,543	399,758	14,700	(135,000)	—	—	297,001
Issuance of common shares for cash	5,068,390	76,127	738,043	6,080	—	—	—	820,250
Offering costs - related party	—	—	(73,150)	—	—	—	—	(73,150)
Issuance of common shares for financing – related party	815,575	12,249	3,375	(11,876)	—	—	—	3,748
Issuance of common shares for financing	—	—	6,749	750	—	—	—	7,499
Forfeiture of shares	(4,500,000)	(67,590)	67,590	—	—	—	—	—
Translation adjustment	—	—	—	—	—	(27,649)	—	(27,649)
Net loss for the year	—	—	—	—	—	—	(1,455,076)	(1,455,076)
Balances at March 31, 2013	46,566,052	$699,421	$6,042,587	$21,528	($183,375)	($13,306)	($7,799,572)	($1,232,717)

See accompanying Notes to Consolidated Financial Statements.

F- 17

TELUPAY PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31	
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	($1,455,076)	($1,796,086)
Adjustments for:		
Depreciation and amortization	77,011	66,253
Shares issued for services	31,125	603,594
Shares issued for services – related party	297,001	–
Shares issued for financing costs	7,499	–
Shares issued for financing	(73,150)	276,701
Shares issued for financing costs – related party	3,748	–
Unrealized foreign exchange gain	(27,649)	(4,684)
Decrease (increase) in:		
Trade and other receivables	6,152	2,332
Prepaid and other assets	(16,028)	–
Prepaid and other assets	2,472	(6,240)
Other noncurrent assets	(990)	–
Increase (decrease) in		
Accounts payable and accrued expenses	171,773	99,725
Accrued expenses - related party	88,212	70,941
Deferred tax	543	–
Deferred revenue	(6,000)	30,000
Net cash flows used in operating activities	(893,357)	(657,464)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	–	(13,793)
Increase in capitalized software development	–	(192,470)
Cash flows used in investing activities	–	(206,263)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	820,250	430,250
Proceeds from notes payable - related party	3,676	312,864
Proceeds from notes payable	76,412	–
Cash flows provided by financing activities	900,338	743,114
NET INCREASE(DECREASE) IN CASH	6,981	(120,613)
CASH AT BEGINNING OF YEAR	9,789	130,402
CASH AND AT END OF YEAR	$16,770	$9,789
Supplemental disclosures of cash flow information:		
Cash paid for income taxes	$ –	$ –
Cash paid for interest	$ –	$ –
Supplemental non-cash disclosures		
Common stock issued for services	$ 31,125	$ 223,575
Common stock issued for services – related parties	$ 297,001	$ –
Common stock issued for financing – related parties	$ 3,748	$ 3,750
Common stock issued authorized unissued for financing	$ 7,499	$ 3,750

See accompanying Notes to Consolidated Financial Statements.

1.   General Business Description

TelUPay PLC Inc. ("Company") and its subsidiaries (collectively the "Group") were incorporated primarily to engage in software application development, enterprise application integration, programming, wholesale sales and distribution of customized software applications, after-sales support and technical assistance, as well as the provision of shared services and other related ancillary and/or support functions, services, systems, and processes. The Company was incorporated March 2, 2010. The registered address of the Company is located at First Land House, Peter Street, St. Helier, Jersey, Channel Islands.

On December 21, 2010, the Company entered into an agreement with QSpan Technologies, Ltd. ("Qspan") whereby it acquired all the assets consisting of office equipment and intellectual mobile banking technology, and assumed all of its liabilities comprised of trade payables and accrued expenses. Pursuant to the agreement, the Company issued, on a one-for-one basis 34,917,845 share of its common stock to the shares holders' of Qspan and Qspan ceased operations. As a result of the share issuance, the Company and Qspan were under common control and therefore, the transaction was treated as a recapitalization of Qspan. The financial statement presentation of the Company includes the historic results of Qspan operating activities.

2.   Significant Accounting Policies

Principles of Consolidation
The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries – TelUPay IP Limited, TelUPay Solutions Limited, TelUPay (M.E.) FZE and TelUPay (Philippines) Inc. Intercompany transactions and balances have been eliminated in consolidation.

Cash and cash equivalents
The Group considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. At March 31, 2013 and 2012, the Group had no cash equivalents.

Concentration of Credit and Business Risk
The Group has no significant off-balance sheet risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The Group's financial instruments that are exposed to concentration of credit risks consist primarily of cash. The Group maintains its cash in bank accounts which may at times, exceed federally-insured limits.

Accounts receivable
Accounts receivable is reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue accounts receivable.

An allowance for doubtful accounts on accounts receivable is charged to operations in amounts sufficient to maintain the allowance for uncollectible accounts at a level management believes is adequate to cover any probable losses. Management determines the adequacy of the allowance based on historical write-off percentages and information collected from individual customers. Accounts receivable are charged off against the allowance when collectability is determined to be permanently impaired. As of March 31, 2013 and2012, management has deemed all receivables to be collectible, and has not historically recorded bad debt expenses; therefore no allowance has been recorded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013 AND 2012

Fixed Assets

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Group uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Equipment	3-5 years
Furniture	7 years

The Group reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there were no impairments needed as of March 31, 2013. Depreciation expense as of March 31, 2013 and 2012 was $77,011 and $66,253, respectively.

Capitalized Software Development Costs

The Group capitalizes internal software development costs subsequent to establishing technological feasibility of a software application. Capitalized software development costs represent the costs associated with the internal development of the Group's software applications. Amortization of such costs is recorded on a software application-by-application basis, based on the greater of the proportion of current year sales to total of current and estimated future sales for the applications or the straight-line method over the remaining estimated useful life of the software application. The Group continually evaluates the recoverability of capitalized software costs and will charge to operations amounts that are deemed unrecoverable for projects it abandons.

Revenue Recognition

Revenue is derived through enterprise application integration, programming, wholesale sales and distribution of customized software applications, after-sales support and technical assistance, as well as the provision of third-party services and other related ancillary and/or support functions, services and systems related to mobile banking, money and payment solutions.

Products and Services. The Company's copyrighted technologies provide a modular, adaptable systems solution and application software designed to operate in multi-channel gateways and connected devices, providing services such as software development, mobile banking, mobile money and payment services, maintenance and after-sales support (i.e. system upgrades and updates), and customization services. The Company also provides other services, such as consulting and programming, provides licenses on a Software as a Service ("SaaS") basis, and receives royalties on sales on a performance basis, such as when a client acquires a new customer using our copyrighted products.

<u>Products and Services, continued</u>. Contract revenue is at a specifically fixed price separate from the price of software and PCS (Post-Contract Customer Support). Upon complete delivery based on a specific SLA (Service Level Agreement) and certificate of acceptance by the client, software revenue is recognized and billed to the client.

Any cash payments before delivery in the form of deposits are treated as deferred revenue until acceptance of the client is evident to signify delivery of the product. This is the time the revenue is recognized, such that upon delivery, such deferred revenue will be recognized as revenue.

In the case of PCS referring to bug fixes, patches and updates, these are treated as free support for the life of the contract. Maintenance cost is usually as a standard free for the first year. During the second year and succeeding years until end of the contract, maintenance cost revenues will be recognized on a ratable basis, applying a straight-line method. PCS product upgrades are priced separately and recognized as revenue over the life of the contract on a ratable basis.

Based on a contractual period, the Company's income is generated with a client under a *revenue-sharing arrangement per transaction basis* with fixed transaction fee(s) paid by the client or by the client's customers, which is generally collected and reconciled by the client and then shared on a standard range of 50/50 revenue sharing percentage between the Company and the client net of system transaction costs. A reconciliation of successful transactions by the Company is done at the end of each month and confirmed by the client. Revenue is recognized and invoiced at this stage. The contract also allows the option for *annual customer subscription fees* collected from the client's customers or paid directly by the client to the Company. A reconciliation of annual subscription fees is done every month by the Company and confirmed by the client. Annual subscription fees are invoiced at the end of each month, and revenue is recognized ratably over the one-year subscription period.

Another revenue stream is *commission from third-party providers* (i.e. airtime providers, biller institutions, merchants) that is shared on a standard 70/30 revenue share per transaction with the client in favor of the Company. The commissions are collected from the third party by the client and shared with the Company. A reconciliation of successful transactions by the Company is done at an agreed billing period and confirmed by the client. Revenue is recognized and invoiced at this stage.

The Company also generates revenue from *development fees and after-sales support* to cover maintenance, upgrades and other additional services costs. For such and all other sales of product or services, the Company recognizes revenues based on the terms of the customer agreement. In case of multiple elements, the contract has the specifics defining every payment or billing milestone as agreed upon between the Company and the client. Revenue is recognized based on a fixed price distributed every specific milestone. Revenue generated from *licensure and royalty fees* is recognized rateably over the agreement period.

Earnings (Loss) per Share
The Group reports earnings (loss) per share in accordance with ASC Topic 260-10, "Earnings per Share." Basic earnings (loss) per share are computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented since the effect of the assumed exercise or conversion of stock options, warrants, and debt to purchase common shares, would have an anti-dilutive effect. As of March 31, 2013 and 2012, the Group had approximately 1,303,932 and 1,280,180 shares, respectively, related to its convertible notes payable that have been excluded from the computation of diluted net loss per share.

TELUPAY PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

The Group follows ASC subtopic 740-10 for recording the provision for income taxes. ASC 740-10 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Research and development

Research and development costs are expensed as incurred. As of March 31, 2013 and 2012, the Group did not incur any research and development costs.

Long-lived assets

The Group accounts for its long-lived assets in accordance with ASC Topic 360-10-05, "Accounting for the Impairment or Disposal of Long-Lived Assets." ASC Topic 360-10-05 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost or carrying value of an asset may no longer be appropriate. The Group assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and its fair value or disposable value. As of March 31, 2013 and 2012, the Group determined that none of its long-term assets were impaired.

Fair Value of Financial Instruments

The Group has financial instruments whereby the fair value of the financial instruments could be different from that recorded on a historical basis in the accompanying balance sheets. The Group's financial instruments consist of cash, receivables, accounts payable, accrued liabilities, and notes payable. The carrying amounts of the Group's financial instruments approximate their fair values as of March 31, 2013 and 2012 due to their short-term nature.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affects the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Share-Based Compensation

The Group accounts for stock-based payments to employees in accordance with ASC 718, "Stock Compensation" ("ASC 718"). Stock-based payments to employees are currently comprised of restricted stock grants that are recognized in the consolidated statement of operations based on their fair values at the date of grant. The Group has not granted any options to purchase common stock that were outstanding as of March 31, 2013.

The Group accounts for stock-based payments to employees in accordance with ASC 718, "Stock Compensation" ("ASC 718"). Stock-based payments to employees include grants of stock, grants of stock options and issuance of warrants that are recognized in the consolidated statement of operations based on their fair values at the date of grant.

The Group accounts for stock-based payments to non-employees in accordance with ASC 718 and Topic 505-50, "Equity-Based Payments to Non-Employees." Stock-based payments to non-employees include grants of stock, grants of stock options and issuances of warrants that are recognized in the consolidated statement of operations based on the value of the vested portion of the award over the requisite service period as measured at its then-current fair value as of each financial reporting date.

The Group calculates the fair value of option grants and warrant issuances utilizing the Black-Scholes pricing model. The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. ASC 718 requires forfeitures to be estimated at the time stock options are granted and warrants are issued to employees and non-employees, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered stock option or warrant. The Group estimates forfeiture rates for all unvested awards when calculating the expense for the period. In estimating the forfeiture rate, the Group monitors both stock option and warrant exercises as well as employee termination patterns. The resulting stock-based compensation expense for both employee and non-employee awards is generally recognized on a straight-line basis over the requisite service period of the award.

As of March 31, 2013 and 2012, the Group recorded stock-based compensation in the amounts of $193,125 and $603,594, respectively.

Foreign Currency

The Group accounts for foreign currency in accordance with ASC Topic 830 "Foreign Currency" whereby the local currency is the functional currency. Assets and liabilities of the Group's foreign locations are translated to reporting currency at the rate of exchange existing at the balance sheet date. Income statement amounts are translated at a weighted average monthly exchange rate for each reporting period. The cumulative translation adjustments resulting from changes in exchange rates are included in the consolidated balance sheet as "Other comprehensive income", a separate component of stockholders' equity. Transaction gains and losses are included in the consolidated statement of operations. As of March 31, 2013 and 2012, the Group reported ($13,306) and $14,343, respectively in cumulative translation adjustments related to foreign currency re-measurement.

Recent accounting pronouncements

No recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on the Group's present or future financial statements

International Financial Reporting Standards:

In November 2008, the Securities and Exchange Commission ("SEC") issued for comment a proposed roadmap regarding potential use of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Under the proposed roadmap, the Group would be required to prepare financial statements in accordance with IFRS in fiscal year 2014, including comparative information also prepared under IFRS for fiscal 2013 and 2012. The Group is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments.

Year-end

The Group has adopted March 31, as its fiscal year end.

3.   Going Concern

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Group will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Group be unable to continue as a going concern. The Group has not yet achieved profitable operations since its inception. Through March 31, 2013, the Group had accumulated losses of $1,232,717 and a working capital deficit of $1,476,397. Management expects to incur further losses in the development of its business, all of which raises substantial doubt about the Group's ability to continue as a going concern. The Group's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

4.   Related Party Transactions

Notes payable – related parties

The Group issued short-term promissory notes totaling $316,540 and $312,864 as of March 31, 2013 and 2012, respectively, to certain directors. The notes bear a flat interest at a rate of 10%, are unsecured, and matured 60 days from date of issuance. In addition, the Group agreed to issue 25,000 and 790,575 common shares in 2013 and 2012, respectively, as additional consideration for the notes which have been recognized as finance costs – related party totaling $3,750 and $276,701 in 2013 and 2012, respectively.

Interest expense on the short-term debt to related parties amounted to $16,145 and $16,132 for the year ended March 31, 2013 and 2012, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013 AND 2012

Convertible notes payable – related party

On June 1 and July 8, 2010, the Group issued two convertible short-term promissory notes totaling $175,000 to Forte Finance, controlled by a former director of the Group. The notes bear interest at a rate of 6% per annum, are unsecured, and are due on demand. The notes are convertible at the election of the holder at a rate of $0.28 per share. As of the date of issuance, the fair value of the shares was $0.28; accordingly no discount to the notes payable has been recorded for the conversion feature. As of the date of this report, these notes are in default and Forte Finance has made a demand on the balance due. The Group is in discussions with Forte Finance to satisfy this obligation.

Interest expense related to the convertible note to a related party amounted to $2,240 and $18,789 for the years ended March 31, 2013 and 2012, respectively.

Consultancy agreement

During the year ended March 31, 2011, the Group entered into a financial consulting agreement with Forte Finance, a company controlled by a former director of the Group, to assist in obtaining equity financing for the Company. Pursuant to the agreement, the Company agreed to pay a commission to Forte Finance for funds originating as a result of their efforts. For the fiscal year ended March 31, 2011, the Company has paid $6,160, and recorded a payable amounting to $37,350, was charged against the gross proceeds from the issuance of the Company's shares.

Dispute with former director

As discussed in Note 1, the Company entered into an agreement with QSpan in exchange for common shares on the Company. Pursuant to the agreement, Forte Finance, controlled by a former director of the Group, received 2.25 million shares of the Company and claims to be owed an additional 2.25 million shares. The additional 2.25 million shares have been issued to current directors of the Company. These directors have personally entered into an agreement with the Company to hold the Company harmless from any obligation to issue shares resulting from the dispute and to take personal liability within the limit of the value of the shares at the time such shares were issued to the directors.

Executive compensation

The Group has issued executive service agreements to three directors which have been amended periodically. Pursuant to these agreements, two executives are entitled to monthly compensation of $7,500 and one executive is entitled to monthly compensation of $5,000. During March 2012, the monthly compensation to be received by two directors was amended to $3,750 and share based compensation amounting to $3,750, and the monthly compensation to be received by one director was amended to $2,500 and share-based compensation amounting to $2,500 As of March 31, 2013 and 2012, these executives received compensation totaling $417,000 and $163,803, respectively.

During the year ended March 31, 2013, the Company issued 1,168,000 common shares to two Company executives as compensation for services rendered during the period. The fair value of the shares is totaling $312,000. Out of the $312,000, $177,000 was recorded as executive compensation and $135,000 was recorded as prepaid share-based compensation as of March 31, 2013.

5.   Capitalized software development costs

As discussed in Note 1, the Company entered into an agreement with QSpan to acquire certain technology, which primarily consists of a mobile banking solution computer program. For the periods ended March 31, 2013 and 2012, the Company recognized amortization expense of $48,518 and 46,608, respectively.

Amortization expense for the remaining estimated lives of these costs are as follows:

Year Ending March 31,		
2014	$	46,608
2015		46,608
2016		44,579
2017		17,342
Total	$	155,137

6.   Convertible Notes and Note Payable

On August 4, and December 13, 2010 the Company issued two promissory notes to CAT Brokerage, A.G.in the amount of $100,000 and $50,000, respectively. The notes bear interest at a rate of 6% per annum, which are unsecured and due on demand. The notes are convertible at the election of the holder at a rate of $0.30 per share. As of the date of issuance, the fair value of the shares was $0.15; accordingly no discount to the notes payable has been recorded for the conversion feature.

Interest expense on the convertible note payable amounted to $6,884 and $13,299 for the periods ended March 31, 2013 and 2012, respectively.

The Group issued short-term promissory notes totaling $76,412 as of March 31, 2013. The notes bear no interest and unsecured. In addition, the Group agreed to issue common shares as additional consideration for the notes which have been recognized as finance costs related party totaling $3,750 and non-related party totaling $7,500 as of March 31, 2013. As of March 31, 2013, shares related to these promissory notes were authorized and unissued.

7.   Common Stock

Common stock issuances
In August 2011, the Company issued 1,474,553 shares of its common stock for services of two executives of the Company. The fair value of the shares issued totaled $516,094 and has been recorded as executive compensation for the year ended March 31, 2012.

In August 2011, the Company issued 250,001 shares of its common stock for services to two individuals. The Company has recorded compensation expense of $87,500 representing the fair value of the underlying shares.

During the year ended March 31, 2012, the Company issued 1,272,142 shares of its common stock for cash proceeds of $430,250 net of offering costs to related parties of $15,000.

As of March 31, 2012, the Company authorized the issuance of 790,575 shares of common stock to directors of the Company as additional financing costs in connection with their short-term notes. The fair value of the authorized shares is $276,701 and has been recorded as related party financing costs.

7.   Common Stock

Common stock issuances, continued

On August 10, 2012, the Company authorized the issuance of 207,500 shares to employees for services to the Group. The fair value of the shares issued totaled $64,500.

On November 8, 2012, the Company authorized the issuance 1,168,000 shares of its common stock for services of two executives of the Company. The fair value of the shares amounted to $312,000.

On December 19, 2012, the Company recorded a cancellation of 4,500,000 shares of the Company's common stock resulting from forfeiture by Forte Finance due to the failure of Forte Finance to pay and satisfy conditions of the Forte Agreements. Out of the 4,500,000 shares, 2,250,000 shares pertain to Forte Finance and the other 2,250,000 shares pertain to executives of the Company.

During the year ended March 31, 2013, the Company issued 5,068,390 shares of its common stock and authorized and unissued 400,000 shares of its common stock for cash proceeds of $747,101 net of offering cost to related parties amounting to $73,150.

8.   Income Taxes

The Group, TelUPay IP Ltd., and TelUPay Solutions Ltd. are subject to the income tax regulations of Jersey, while TelUPay (M.E.) and TelUPay (Philippines) Inc. are subject to the income tax regulations of Hamriyah Free Zone Sharjah, U.A.E and the Philippines, respectively.

As of March 31, 2013 and 2012, the Group has no provision for current income tax under the respective tax regimes of the Company and its subsidiaries due to its taxable loss position.

Provision for deferred income tax for the year ended March 31, 2013 amounting to $543 arose from unrealized foreign exchange gain of TelUPay Philippines Inc.

9.   Fair Value of Financial Instruments

The Group adopted ASC Topic 820-10 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Group's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

TELUPAY PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013 AND 2012

9.   Fair Value of Financial Instruments, continued

Level I – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level II – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level III – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

March 31, 2013	Level I	Level II	Level III	Fair Value
Capitalized software development	$ –	$ –	$ 155,137	$ 155,137
Notes payable	–	(392,952)	–	(392,952)
Convertible notes payable	–	(325,000)	–	(325,000)
Total	$ –	($717,952)	$155,137	($562,815)

March 31, 2012	Level I	Level II	Level III	Fair Value
Capitalized software development	$ –	$ –	$203,652	$ 203,652
Notes payable	–	(312,864)	–	(312,864)
Convertible notes payable	–	(325,000)	–	(325,000)
Total	$–	($637,864)	$203,652	($434,212)

10.   Commitments

Leases
On July 30, 2010, the Group entered into lease contracts with King's Development Inc. on its office and parking space for a period of one year, subject to renewal for additional periods upon mutual agreement of the parties. Total rental expense which is included in "Rent and utilities" account in the consolidated statements of operations amounted to $41,281 and $30,147 as of March 31, 2013 and 2012, respectively.

License Agreement
On March 26, 2012, the Group entered into a five-year License Agreement with Baccarat Overseas, Ltd. (Baccarat) for the latter's use and distribution of the mobile banking and payment software owned by the Group. Upon execution of the agreement, Baccarat paid a non-refundable amount of $30,000 for the exclusive right to distribute, use, and to provide the software to its clients. The amount was recorded as deferred revenue. The agreement is renewable upon mutual agreement of both parties.

During the year ended March 31, 2013, the Company has recorded $6,000 license fee revenue in relation to this agreement.

TELUPAY PLC AND SUBSIDIARIES

11.   Subsequent Events

For the period from February 21 to June 25, 2013, total investments of $ 115,000 and PHP 1,800,000 were supported with Share Subscription Agreements signed on 26 June 2013 by a major investor.
On June 25, 2013, the Board of Directors authorized the breakdown of directors' monthly salaries to 50% cash pay-out and 50% shares of stock effective March 2012.

On July 01, 2013, the Company entered into a settlement agreement for notes payables and other liabilities. Pursuant to the agreement, the Company agreed to convert the outstanding amounts claimed under notes payables to 2,523,414 shares. The Company also agreed to issue a further 1,125,000 consultancy shares and pay the outstanding fees totaling $90,000 to the settled party according to terms set in the agreement.

On August 2, 2013, majority of the shareholders approved the resolution proposed by the directors of Telupay PLC to merge with I-Level Telupay Merge Corp, where Telupay is the surviving corporation. The merger is deemed to be in the best interest of Telupay.

For the period ended August 30, 2013 with cash investments totaling $1,395,000 from an investment group, the Company authorized the issuance of 9,300,000 shares, 1,869,000 equity interest shares and 5,580,000 warrant shares at a strike price of $ 0.50 per full warrant with a two year term.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is a list of the expenses to be incurred by us in connection with the preparation and filing of this registration statement. All amounts shown are estimates except for the SEC registration fee:

SEC registration fee:	$1,912.68
Accounting fees and expenses:	$10,000
Legal fees and expenses:	$25,000
Transfer agent and registrar fees:	$2,000
Fees and expenses for qualification under state securities laws:	$1,000
Miscellaneous (including Edgar filing fees):	$2,000
Total:	$41,912.68

We are paying all expenses of the offering listed above. No portion of these expenses will be borne by the Selling Stockholders. The Selling Stockholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage or underwriting discounts or commissions paid by the Selling Stockholders to broker-dealers in connection with the sale of their shares.

ITEM 14.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our directors and officers are indemnified as provided by the Nevada Revised Statutes (the "NRS"), our Articles of Incorporation and our Bylaws.

Nevada Revised Statutes

Section 78.138 of the NRS provides for immunity of directors from monetary liability, except in certain enumerated circumstances, as follows:

Except as otherwise provided in NRS 35.230, 90.660, 91.250, 452.200, 452.270, 668.045 and 694A.030, or unless the articles of incorporation or an amendment thereto, in each case filed on or after October 1, 2003, provide for greater individual liability, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that:

    1.   his act or failure to act constituted a breach of his fiduciary duties as a director or officer; and

    2.   his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

Section 78.7502 of the NRS provides as follows:

    1.   A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

(a)   is not liable pursuant to NRS 78.138; or

(b)   acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that the conduct was unlawful.

2.   A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

(a)   is not liable pursuant to NRS 78.138; or

(b)   acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3.   To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

Our Articles of Incorporation

Our Articles of Incorporation provide that no director or officer shall be liable to us or any of our stockholders for damages for breach of fiduciary duty as a director or officer, excepting only (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (b) the payment of dividends in violation of Nevada Revised Statutes Section 78.300.

Our Bylaws

Our Bylaws provide that we shall, to the fullest extent permitted by law, indemnify all persons whom we may indemnify pursuant thereto; provided, however, that we shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was initiated or authorized by one or more members of our board of directors. We may, at our expense, maintain insurance to protect ourselves and any other person against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under Nevada law.

ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES

Please note that the share number and share price information included in this section 15 does not take into account the Company's October 2014 forward stock split on a 1.5 new share per one (1) old share basis.

Effective on July 13, 2011, the Company completed a shares-for-debt private placement involving the sale of an aggregate of 13,000,000 shares at a deemed subscription price of $0.001 per share, in settlement of an aggregate of $13,000 owed by the Company to the shares-for-debt purchaser. We relied on exemptions from registration under the Securities Act provided by Regulation S, based on representations and warranties provided by the purchaser of the shares in his subscription agreement entered into with the Company.

On March 31, 2012 the Company completed a shares-for-debt private placement involving the sale of an aggregate of 62,000,000 shares at a deemed issuance price of $0.002 per share, in settlement of an aggregate of $124,000 owed by the Company to the shares-for-debt purchasers. We relied on exemptions from registration under the Securities Act provided by Regulation S, based on representations and warranties provided by the purchasers of the shares in their respective subscription agreements entered into with our Company.

In connection with the closing of the acquisition of Telupay as disclosed above, under the terms of the Amended and Restated Merger Agreement, at closing, Telupay's stockholders received 1.2 shares of the Company's common stock for every one share of Telupay common stock. With 65,410,298 shares of Telupay common stock outstanding immediately prior to the completion of the acquisition, 78,492,357 shares of the Company's common stock were issued to the former Telupay stockholders. The deemed issuance price per share was $0.35 per share, based on the closing market price of the Company's common stock of $0.35 per share on August 8, 2013, the date the Amended and Restated Merger Agreement was executed. The closing market price of the Company's common stock on September 23, 2013, the day before the closing, was $0.70 per share. As such, the total share consideration issued to Telupay's stockholders had a value of approximately $55,000,000 as of the closing date.

The Amended and Restated Merger Agreement also provided that all outstanding Telupay options and warrants would be exchanged for non-transferable options and warrants of the Company, respectively, based on the same exchange ratio of 1.2 described above. Telupay did not have any options outstanding at closing, but did have an aggregate of 5,963,334 warrants outstanding at closing, each exercisable for $0.50 per Telupay share. As a result of the acquisition, such Telupay warrants have been cancelled and exchanged for an aggregate of 7,156,000 Company Warrants, each exercisable at $0.42 per share. (Pursuant to the terms of the Amended and Restated Merger Agreement, the exercise price of each Company exchange warrant was determined by dividing the per share exercise price of the corresponding Telupay warrant by the exchange ratio of 1.2).

The shares of Company common stock and warrants issued to the Telupay securityholders upon the closing of the acquisition have not been registered under the Securities Act or under the securities laws of any state in the United States, and were issued in reliance upon an exemption from registration under the Securities Act provided by Regulation S.

ITEM 16.   EXHIBITS

The following exhibits are filed with this registration statement on Form S-1:

**Exhibit
No.**   **Description of Exhibit**

3.1[(1)]   Articles of Incorporation.

3.2[(2)]   Articles of Merger (pursuant to which the Company's Articles of Incorporation were amended to change the Company's name to "i-Level Media Group Incorporated").

3.3[(3)]   Certificate of Change filed with the Secretary of State of Nevada on June 29, 2011.

3.4[(3)]   Certificate of Correction filed with the Secretary of State of Nevada on July 6, 2011.

3.5[(4)]   Certificate of Amendment filed with the Secretary of State of Nevada on March 13, 2012.

3.6[(9)]   Certificate of Change filed with the Secretary of State of Nevada on October 4, 2013.

3.7[(9)]	Articles of Merger as filed with the Nevada Secretary of State on October 4, 2013.
3.8[(1)]	Bylaws.
5.1*[(10)]	Opinion of McMillan LLP
10.1[(5)]	Agreement in Principle between the Company and Telupay PLC.
10.2[(6)]	Merger Agreement & Plan of Merger between i-Level Media Group Incorporated and Telupay PLC, dated December 13, 2012, including Telupay Disclosure Schedule pursuant thereto.
10.3[(7)]	Amended and Restated Merger Agreement & Plan of Merger between i-Level Media Group Incorporated and Telupay PLC, dated August 8, 2013, including Telupay Disclosure Schedule pursuant thereto.
10.4[(8)]	Assignment, Transfer and Acceptance of Assets between Qspan Technologies Ltd. and Telupay PLC, dated December 21, 2010.
10.5[(8)]	Asset Purchase Agreement between Qspan Technologies Ltd. and Telupay PLC, dated December 21, 2010.
10.6[(8)]	Service Provider Agreement among Metrobank & Trust Company, Telupay (Philippines) Inc. and Telupay (M.E.) FZE, dated December 13, 2010.
10.7[(8)]	Software Escrow Agreement among Metrobank & Trust Company, Telupay (M.E.) FZE, Telupay (Philippines) Inc. and Gimenez Mayuga Gatmaitan and Associates, December 13, 2010.
10.8[(8)]	Service Provider Agreement between Telupay (Philippines) Inc. and Union Bank of the Philippines, dated March 7, 2011.
10.9[(8)]	Service Agreement between Telupay (Philippines) Inc. and United Coconut Planters Bank, dated October 14, 2011.
10.10[(8)]	Service Agreement between Telupay Solutions Limited and Metapago S.A., dated November 4, 2011.
10.11[(8)]	Memorandum of Agreement between Telupay (Philippines) Inc. and Megalink, Inc., dated August 17, 2012.
10.12*	Form of Shares for Debt Subscription Agreement for shares-for-debt private placement that closed on March 31, 2012.
21.1	Subsidiaries of the Company:
	1. Telupay PLC (Jersey, Channel Islands), is a wholly owned subsidiary of the Company.
	2. In turn, Telupay PLC has the following wholly owned subsidiaries:
	a. Telupay Solutions Limited (Jersey, Channel Islands);
	b. Telupay IP Limited (Jersey, Channel Islands);
	c. Telupay (ME) FZE (Dubai, UAE); and
	d. Telupay UK Limited (England)
	3. In turn, Telupay (ME) FZE has its own wholly owned subsidiary, Telupay (Philippines) Inc. (Philippines).
23.1*	Consent of LL Bradford & Company
23.2*[(10)]	Consent of Counsel (included in Exhibit 5.1)
24.1*	Power of Attorney (included in the signature page of this registration statement)

* Filed herewith.
(1) Incorporated by reference from our Registration Statement on Form SB 2 as filed with the SEC on March 17, 2006.
(2) Incorporated by reference from our Registration Statement on Form SB 2 as filed with the SEC on July 9, 2007.
(3) Incorporated by reference from our Current Report on Form 8 K as filed with the SEC on July 11, 2007.
(4) Incorporated by reference from our Current Report on Form 8 K as filed with the SEC on March 13, 2012.
(5) Incorporated by reference from our Registration Statement on Form S 1 as filed with the SEC on March 6, 2008.
(6) Incorporated by reference from our Current Report on Form 8 K as filed with the SEC on December 19, 2012.
(7) Incorporated by reference from our Current Report on Form 8 K filed with the SEC on August 13, 2013.
(8) Incorporated by reference from our Current Report on Form 8 K filed with the SEC on September 30, 2013.
(9) Incorporated by reference from our Current Report on Form 8 K filed with the SEC on October 23, 2013.
(10) Incorporated by reference from our Registration Statement on Form S 1 filed with the SEC on May 13, 2014.

ITEM 17.   UNDERTAKINGS

The undersigned registrant hereby undertakes that it will:

1.   File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(a)   Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)   Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(c)   Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.   For determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.   Remove from registration by means of a post-effective registration statement any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Manila, the Philippines, on ~~May 9,~~ June 13, 2014.


Telupay International Inc.

By:
/s/ Adrian Crawford Ansell
Adrian Crawford Ansell
President, Chief Executive Officer and a director


POWER OF ATTORNEY

Know all persons by these presents that that each individual whose signature appears below constitutes and appoints Adrian Crawford Ansell as a true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing under Rule 462 promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, or his or their substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date
/s/ Adrian Crawford Ansell Adrian Crawford Ansell	President, Chief Executive Officer and a director	~~May 9,~~ June 13, 2014
/s/ Rosarito Deferia Carrillo Rosarito Deferia Carrillo	Secretary, Treasurer and Chief Financial Officer	~~May 9,~~ June 13, 2014
/s/ Perseverando Medalla Hernandez Perseverando Medalla Hernandez	Director	~~May 9,~~ June 13, 2014
/s/ Michael John Greenup Michael John Greenup	Director	~~May 9,~~ June 13, 2014
/s/ Adrian Ignacio Ocampo Adrian Ignacio Ocampo	Director	~~May 9,~~ June 13, 2014